SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 14, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces changes to the proxy statement for the company's annual general meeting of shareholders

Rosh Ha’ayin, Israel
June 22, 2022
 And complementary notice dated July 14, 2022

PARTNER COMMUNICATIONS COMPANY LTD.

COMPLEMENTARY NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Annual General Meeting (the “AGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on Thursday, July 28, 2022 at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's independent auditors for the period ending at the close of the next AGM, and to authorize the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors, in accordance with the volume and nature of their services;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2021, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2021;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2021 and the report of the Board of Directors for such period;

(4)
to elect and appoint the following five (5) directors ~~from the following seven (7) candidates~~ to serve as directors on the Company’s Board of Directors until the close of the next AGM: Mr. Gideon Kadusi, Mr. Shlomo Rodav, ~~Mr. Yehuda Saban,~~ Ms. Anat Cohen-Specht, Mr. Doron Steiger~~, Mr. Ori Yaron~~ and Mr. Shlomo Zohar (the "Candidates to Serve as Directors");

(5)	to approve the compensation terms of Mr. Shlomo Rodav and Mr. Doron Steiger as directors, including the grant of Indemnification and Release Letters; and

(6)
to approve the terms of office and employment of the CEO of the Company, Mr. Avi Gabbay including a special bonus for the year 2022 and the grant of an Indemnification and Release Letter, but excluding the annual cash bonus and equity incentive.

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter is required for the approval of any of items 1 and 4, on the agenda. ~~Regarding item 4, the five directors that will be appointed will be those directors that receive the most votes in favor of their appointment by the AGM, subject to their appointment receiving the required above legal majority.~~ No vote is required in connection with the discussion of items 2-3 on the agenda.

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of items  5-6, provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”), including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of the pertinent item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Only shareholders of record at the close of business on June 28, 2022 (the “Record Date”) will be entitled to participate in and vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

The Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended, state that shareholders who will not attend the AGM in person may vote with respect to items 1, 4-6 on the agenda by completing the second part of the Hebrew form of the Deed of Vote (ktav hatzba'a). For the shareholders' convenience, items 2-3 on the agenda are also included in the Deed of Vote (although said items are not subject to the provisions of such regulations), and an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hoda'at emda) to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the address stated above) in respect of items 1, 4-6 on the agenda, no later than ten (10) days before the AGM meeting date (July 19, 2022). The deadline for submission of the Board of Directors’ response to such position notices is July 24, 2022. Changes to the AGM agenda may be made after the filing of the Deed of Vote, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than June 29, 2022 (seven (7) days following the date of filing the attached Proxy Statement), all in accordance with an amendment to the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than July 6, 2022. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Hebrew form of the Deed of Vote, the amended agenda and the amended Deed of Vote (both, if any) and position notices are or will be available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and an English convenience translation of the documents is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.
ii

Shareholders who will not attend the AGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote distributed herewith (or the amended Deed of Vote, if any) (either the Hebrew or the English version) and to return it promptly (and in any event at least four (4) hours prior to the time of the AGM) to the Company at its address above or use the electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than six (6) hours before the time fixed for the AGM. The shareholders are requested to vote only once, either by sending the Deed of Vote (the Hebrew version or the English version, but not both) or by electronic voting. If a shareholder votes both ways, the vote shall be disqualified.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the AGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least four (4) hours prior to the time of the AGM. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the AGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the AGM. Should no lawful quorum be present one half hour following the time set for the AGM, the AGM shall be adjourned to August 3, 2022 at the same time and place.

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) (or the amended Deed of Vote, if any) and the Position Notices (hodaot emda) (if any).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the AGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote (or the amended Deed of Vote, if any) and to the Position Notices (if any) posted on the Israel Securities Authority website, unless the shareholder notified that he is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following prior coordination at telephone number +972-54-7814191.

By Order of the Board of Directors Sarit Hecht, Adv. Company Secretary
iii

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 4810302, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Annual General Meeting (the “AGM”), to be held on  Thursday July 28, 2022 commencing at 14:00 (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's independent auditors for the period ending at the close of the next AGM, and to authorize the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors, in accordance with the volume and nature of their services;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2021, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2021;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2021 and the report of the Board of Directors for such period;

(4)
to elect and appoint the following five (5) directors ~~from the following seven (7) candidates~~ to serve as directors on the Company’s Board of Directors until the close of the next AGM: Mr. Gideon Kadusi, Mr. Shlomo Rodav, ~~Mr. Yehuda Saban,~~ Ms. Anat Cohen-Specht, Mr. Doron Steiger~~, Mr. Ori Yaron~~ and Mr. Shlomo Zohar (the "Candidates to Serve as Directors");

(5)	to approve the compensation terms of Mr. Shlomo Rodav and Mr. Doron Steiger as directors, including the grant of Indemnification and Release Letters; and

(6)
to approve the terms of office and employment of the CEO of the Company, Mr. Avi Gabbay including a special bonus for the year 2022 and the grant of an Indemnification and Release Letter, but excluding the annual cash bonus and equity incentive.

A form of a Deed of Vote (Hebrew and English versions) for use at the AGM (either the Hebrew or the English version) is distributed herewith (or an amended Deed of Vote (if any) will be filed). With respect to Items 1, 4-6 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba'a) under the Israeli Companies Law and Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the AGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the Hebrew or the English version distributed herewith (or the amended Deed of Vote, if any), if properly executed and delivered to the Company at the address above at least four (4) hours prior to the time of the AGM or if voted electronically, no later than six (6) hours before the time fixed for the AGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the afore-mentioned Hebrew version of the Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of the Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of the Deed of Vote (the Hebrew version or the English version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company Secretary), the vote shall be disqualified.

Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on June 28, 2022 will be entitled to participate in and vote at the AGM. Proxies are being distributed to shareholders on or about June 22, 2022; however, certain of our officer holders, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On June 20, 2022, the Company had outstanding 185,075,424 Ordinary Shares, excluding 6,094,812 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM.

Registered joint holders of shares should take note that, pursuant to the Company's Articles of Association, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Citibank, N.A., as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

ITEMS 1 AND 2

RE-APPOINTMENT OF AUDITOR AND DISCUSSION OF ITS
REMUNERATION

Under the Israeli Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor, and to delegate to the Board of Directors  to determine the auditor’s remuneration following the recommendation of the Audit Committee. Under the Company’s Articles of Association, the Board of Directors is required to report the auditor’s remuneration to the shareholders and the shareholders are required to discuss that report. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

The Audit Committee has approved, and the Board of Directors has recommended, to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group (“Kesselman & Kesselman”), as auditors of the Company for the period ending at the close of the next AGM.

The Audit Committee and the Board of Directors have determined that the remuneration of Kesselman & Kesselman, the Company’s auditor, for the year ended December 31, 2021, and its affiliates will be NIS 2,457 thousand for audit fees (including SOX audit), NIS 286 thousand for audit-related fees, and NIS 513 thousand for tax fees. Partner has agreed to indemnify Kesselman & Kesselman and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to services rendered under the Tax Services engagement letter for the year 2021, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

It is proposed that at the AGM the following resolution be adopted:

1.
“RESOLVED: to re-appoint the Company’s auditors, Kesselman & Kesselman, as the auditors of the Company for the period ending at the close of the next AGM, and to authorize the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors, in accordance with the volume and nature of ~~of~~ their services.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

It is proposed that at the AGM the following matter be discussed:

2.
“The remuneration of the auditor and its affiliates for the year 2021 as determined by the Audit Committee and by the Board of Directors and the report by the Board of Directors of the remuneration of the auditor and its affiliates for the same period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 2.

ITEM 3

DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL
STATEMENTS

The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and recommended, and the Board of Directors has approved (pursuant to the Israeli Companies Law), the audited financial statements of the Company for the year ended December 31, 2021, attached hereto as Annex “A”. Under the Israeli Companies Law and the Company’s Articles of Association, shareholders’ discussion is required for both the financial statements and the related report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, is expected to be present at the AGM, and will be available to respond to appropriate questions of shareholders.

 It is proposed that at the AGM the following matter be discussed:

“The audited financial statements of the Company for the year ended December 31, 2021 and the report of the Board of Directors for such period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 3.

ITEM 4

ELECTION OF THE COMPANY’S DIRECTORS

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the AGM, unless otherwise provided in the Company’s Articles of Association. The elected directors shall commence their terms at the close of the AGM and serve in office until the close of the next AGM, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association or unless otherwise provided in the Company’s Articles of Association.

~~The Company's Board of Directors has resolved to recommend to the~~ The AGM is requested to elect and appoint the following five directors ~~from the following seven candidates~~ to serve as directors on the Company’s Board of Directors until the close of the next AGM: Mr. Gideon Kadusi, Mr. Shlomo Rodav, ~~Mr. Yehuda Saban,~~ Ms. Anat Cohen-Specht, Mr. Doron Steiger~~, Mr. Ori Yaron~~ and Mr. Shlomo Zohar. Following the first publication of this notice, Mr. Yehuda Saban and Mr. Ori Yaron decided to remove their candidacy for another term as directors in the Company and they will cease to serve as directors in the Company as of the end of the AGM. ~~The five directors that will be appointed will be those directors that receive the most votes in favor of their appointment by the AGM, subject to their appointment receiving the required legal majority.~~ No change is hereby made to the services of Dr. Jonathan Kolodny, Ms. Roly Klinger, and Ms. Michal Marom-Brikman as external directors (Dahatzim) of the Company.

The Company's Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Ms. Michal Marom- Brikman, Dr. Jonathan Kolodny, Mr. Shlomo Rodav, ~~Mr. Yehuda Saban,~~ Ms. Anat Cohen-Specht, Mr. Doron Steiger and Mr. Shlomo Zohar were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Ms. Marom-Brikman, Mr. Kadusi, Ms. Roly Klinger, Dr. Kolodny, Ms. Cohen-Specht and Mr. Zohar qualify as independent directors under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy) and also qualify as independent directors according to U.S. law. U.S law requires that all the members of the Audit Committee and the Compensation Committee be independent directors. It should be noted that Mr. Barry Ben Zeev ceased to serve as a director in the Company on October 31, 2021.

In compliance with the Israeli Companies Law and the Company’s Articles of Association, the Extraordinary General Meeting of shareholders held on March 18, 2020 (the “2020 EGM”) approved the compensation terms for the current directors and those that will serve from time to time, including external directors and independent directors (excluding the Chairman of the Board of Directors, insofar as separate compensation terms will be determined with respect to the Chairman), which includes an annual fee, an attendance fee, reimbursement of of Reasonable Expenses, benefit from the D&O insurance policy, and Indemnification and Release Letter (the "Compensation Terms"). For further information regarding the 2020  EGM see https://www.sec.gov/Archives/edgar/data/0001096691/000117891320000846/zk2024174.htm and https://mayafiles.tase.co.il/rpdf/1284001-1285000/P1284244-00.pdf

The Compensation Terms of the Candidates to Serve as Directors are in accordance with those that were approved by the 2020 EGM. Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nominees, to hold office until the close of the next AGM, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Following is a list and brief biography of the ~~seven~~five candidates proposed to serve as a director ~~(of which the AGM shall elect and appoint five directors):~~:

Name	Position

Mr. Shlomo Zohar	Director and Chairman of the Board of Directors
Mr. Gideon Kadusi	Director
Mr. Shlomo Rodav	Director
~~Mr. Yehuda Saban~~	~~Director~~
Ms. Anat Cohen-Specht	Director
Mr. Doron Steiger	Director
~~Mr. Ori Yaron~~	~~Director~~

Mr. Shlomo Zohar was appointed to the Board of Directors of Partner in October 2020. He serves, among others, as a director at Delek USA Energy, Inc., Ham-Let (Israel –Canada) Ltd. and Isras Investment Company Ltd. Between January 2006 and December 2009, Mr. Zohar served as a member and chairman of the boards of directors of Israel Discount Bank Ltd., Mercantile Discount Bank Ltd., Israel Discount Capital Markets & Investments Ltd. and Israel Credit Cards, Ltd. During this time, Mr. Zohar also served as a member and vice chairman of the board of directors of Israel Discount Bank of New York and as a member of the board of directors of Discount Bancorp, Inc. Mr. Zohar served as Chief Executive Officer of A.D.O. Group Ltd. from July 2011 until December 2018 and served as an executive vice chairman of the Board of ADO Properties SA and since June 2018 he serves as chairman of the executive committee at Bar Ilan University. From 1980 to December 2005, he was a partner in the accounting firm of Zohar, Zohar & Co., CPA (Isr). Mr. Zohar is a certified public accountant in Israel. He holds a B.A. in Economics and Accounting from Bar-Ilan University and an MBA degree from McGill University. To the best knowledge of the Company and the Company's Directors, Mr. Zohar is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Gideon Kadusi was appointed to the Board of Directors of Partner in April 2022. Mr. Kadusi has a consulting firm that provides business consulting services to owners and CEOs of mid-size private companies since 2015. Prior to that he served from 2014-2015 as the Acting CEO of Medton-Hedim Ltd. and former VP at Africa Israel Investments and Bezeq and as a board member at Bezeq’s Subsidiaries. Mr. Kadusi holds a B.Sc.T.E in Electrical and Electronics Engineering and an Executive M.B.A, both from Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Kadusi is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Shlomo Rodav was appointed to the Board of Directors in April 2022. Mr. Rodav served from 2020-2021 as the chairman of the Board of Directors of Yeinot Bitan Ltd. Prior to that he served from 2018-2020 as chairman of the Board of Directors of Bezek-the Israel Telecommunication Corp. Ltd. and prior to that he served as chairman and a board member of various public companies including Tnuva Ltd., Gilat Satellite Telecommunication Ltd. and as chairman of the Board of Directors of Partner in 2013. Mr. Rodav holds a BA in Economics from Tel-Aviv University and an MBA degree from Columbia University. To the best knowledge of the Company and the Company's Directors, Mr. Rodav is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

~~Mr. Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner Oil Exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban serves on the Board of Directors of Israel Opportunity Energy Resources LP and as Chairman of its Compensation and Audit Committee as of June 2015. Mr. Saban also serves as director of operations for Israel and VP of Business Development at Ellomay Capital Ltd. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Saban is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.~~

Ms. Anat Cohen-Specht was appointed to the Board of Directors of Partner in April 2022. Ms. Cohen Specht serves as an external director on the Board of Directors of the Israel Airports Authority and is managing partner at UrbaniPro, a global real estate investment company. Previously, she served from 2015-2017 as the CEO of Suny Cellular Communications Ltd. During the years 2008-2015 she served in various senior positions in private telecommunication companies. Ms. Cohen-Specht holds a B.A in Humanities and the History of Art and an Executive M.B.A, both from Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Ms. Cohen-Specht is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Doron Steiger was appointed to the Board of Directors of Partner in April 2022. Mr. Steiger serves as active chairman and advisor for Kibbutz Revivim and CEO of Kerur Holdings Ltd. Mr. Steiger is a board member of public and private companies including Novolog Ltd., Jafora Tabori Ltd., Jafora Ltd., Ashdar Building Company Ltd., and Tapugan Industries Ltd. Between 2010-2021 Mr. Steiger provided financial and business development consulting services to private companies. Mr. Steiger holds a B.A in Economics and an M.B.A-Financing, both from Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Steiger is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

~~Mr. (Adv.) Ori Yaron was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron served from 2010 until 2016 as a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association. To the best knowledge of the Company and the Company's Directors, Mr. Yaron is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.~~

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to elect and appoint the following five (5) directors ~~from the following seven (7) candidates~~ to serve as directors on the Company’s Board of Directors until the close of the next AGM: Mr. Gideon Kadusi, Mr. Shlomo Rodav, ~~Mr. Yehuda Saban,~~ Ms. Anat Cohen-Specht, Mr. Doron Steiger~~, Mr. Ori Yaron~~ and Mr. Shlomo Zohar to serve as directors of the Company until the close of the next AGM, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 4 on the agenda.

Shareholders may vote on the appointment of each director nominee separately on the attached Deed of Vote (ktav hatzba'a).

~~The five directors that will be appointed will be those directors that receive the most votes in favor of their appointment by the AGM, subject to their appointment receiving the required legal majority.~~

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 5

APPPROVAL OF THE COMPENSATION TERMS OF MR. SHLOMO
RODAV AND MR DORON STEIGER AND THE GRANT OF
INDEMNIFICATION AND RELEASE LETTERS

In compliance with the Israeli Companies Law and the Company’s Articles of Association, the 2020 EGM approved the compensation terms for the current directors and those that will serve from time to time, including external directors and independent directors (excluding the Chairman of the Board of Directors, insofar as separate compensation terms will be determined with respect to the Chairman), which includes an annual fee, an attendance fee, reimbursement of Reasonable Expenses, benefit from the D&O insurance policy, and Indemnification and Release Letter (the "Compensation Terms"). The 2020 EGM noted that regarding directors that will be appointed in the future, insofar as they will be appointed, that are controlling parties or their relatives or that a controlling shareholder has an interest in their appointment, additional resolutions may need to be adopted in accordance with the law.

 For further information regarding the compensation of our directors see https://www.sec.gov/Archives/edgar/data/0001096691/000117891320000846/zk2024174.htm and https://mayafiles.tase.co.il/rpdf/1284001-1285000/P1284244-00.pdf

On April 4, 2022, Amphissa Holding Limited Partnership (“Amphissa”) purchased 49,862,800 of the Company’s Ordinary Shares which constitute approximately 27% of the Company’s issued and outstanding share capital. Therefore Amphissa is considered as a Controlling Party according to section 268 to the Israeli Companies Law. To the best knowledge of the Company, one of two general partners of Amphissa is Israel Lighterage and Supply Co. Ltd (“Lighterage and Supply”) which is 50% owned by Mr. Shlomo Rodav.

Mr Doron Steiger serves as CEO of Kerur Holding Ltd. ("Kerur"), 63% owned by Lighterage and Supply.

Mr. Shlomo Rodav and Mr. Doron Steiger were appointed to the Company's Board of Directors on April 7, 2022. Therefore, following the approval of the Compensation Committee and the Board of Directors, it is proposed to approve the compensation terms of Mr. Shlomo Rodav and Mr. Doron Steiger as directors, including the grant of Indemnification and Release letters, effective from their appointment date on April 7, 2022, which are identical to the compensation terms that were approved by the 2020 EGM with respect to current directors and those that will serve from time to time, including external directors and independent directors as mentioned above (the “Compensation Terms”). The Compensation Terms are in accordance with the Company's Compensation Policy for Office Holders which was approved by the shareholders at the AGM dated October 29, 2019 (the “Compensation Policy”). For the terms of the Compensation Policy, see Annex "D" from the Company’s Report on Form 6-K filed on August 28, 2019 (incorporated herein by reference) at:  https://www.sec.gov/Archives/edgar/data/0001096691/000117891319002275/zk1923445.htm and https://maya.tase.co.il/reports/details/1250374/2/0.

Mr. Shlomo Rodav and Mr. Doron Steiger are also covered under the current D&O insurance policy, which their coverage was approved by the Compensation Committte according to regulation 1B1 in accordance with the Companies Regulations (Relief for Transactions with Interested Parties), 5760-2000

It should be noted that Compensation Committee and the Board of Directors have resolved that the Maximum Indemnity Amount in the Indemnification and Release Letter is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Indemnification and Release Letter are anticipated in light of Partner's current activities.

The Indemnification and Release Letter is attached as Annex "C".

It is proposed that at the AGM the following resolutions be adopted:

(i)	RESOLVED: to approve the Compensation Terms of Mr. Shlomo Rodav and Mr. Doron Steiger as directors effective from their appointment date on April 7, 2022;

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 5 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 5 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the AGM or if voted electronically, no later than six (6) hours before the time fixed for the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 6

APPROVAL OF THE TERMS OF OFFICE AND EMPLOYMENT OF THE
CEO OF THE COMPANY, MR. AVI GABBAY

On May 23, 2022, in accordance with the recommendation of the Company's Nominating Committee, the Board of Directors of the Company announced the appointment of Mr. Avi Gabbay, to the office of CEO of the Company, effective June 1, 2022.

According to that stated, presented herewith for approval are the terms of office and employment of the CEO.

As of the dates of the Proxy Statement, the terms of office and employment of the CEO do not include an annual cash bonus for the year 2023 and henceforth (but include terms for a special bonus for the year 2022) and equity incentive. These components will be brought separately for the approval of the Compensation Committee, the Board of Directors and the General Meeting of Shareholders after formulation of a new Compensation Policy for office holders.

Mr. Gabbay served from January 2020 until November 2021 as the CEO of Cellcom Israel Ltd. after which he resigned to join a group of investors that ultimately acquired approximately 27% of the Company's shares through Amphissa Holdings Limited Partnership. From 2014 until 2019, Mr. Gabby was in politics. He served as the Minister of Environmental Protection from 2015 until 2016 and a member of parliament during the 20th Knesset term. Mr. Gabby served as CEO of Bezeq International Ltd. from 2003 and in 2007 he was appointed as CEO of Bezeq-The Israel Telecommunication Corp. Ltd. and served for six years.

Pursuant to section 272 (C.1.)(1) of the Israeli Companies Law, a company’s engagement with the company’s general manager in relation to his terms of office and employment that conforms to the compensation policy, must be approved by the compensation committee, the board of directors and the general meeting of the shareholders by a special majority set forth in section 267A of the Israeli Companies Law.

In addition, to the best knowledge of the Company, one of two general partners of Amphissa is Zela Holdings Ltd, a company wholly owned by Mr. Gabbay. Therefore his terms of office and employment must also be approved as a transaction with a controlling shareholder according to sections 270(4) and 272 of the Israeli Companies Law.

The Board of Directors appointed a nominating committee comprised of four directors: Ms. Osnat Ronen (former Chairman), Dr. Jonathan Kolodny (Chairman of the Audit Committee), Mr. Shlomo Rodav and Mr. Doron Steiger ("Nominating Committee") to appoint a CEO, that conducted a comprehensive process, at five meetings, at which, inter alia, the Nominating Committee examined numerous candidates, with the assistance of an external consultant, including a variety of leading CEOs and managers in the market, as well as internal candidates, and considered it important to appoint a CEO with a variety of capabilities, including: managerial and business capabilities and marketing vision in dealing with a complex and competitive market. The Nominating Committee determined that Mr. Gabbay with his vast experience in the telecommunications field and impressive business and managerial experience is the suitable person to lead the Company in the coming years. He displays business creativity and innovation and led the organizations in which he worked over the years to impressive economic results. In addition, Mr. Gabbay has strong marketing and sales skills and the ability to build a strategic plan for the coming years including the development of new business lines. The Nominating Committee received very good recommendations regarding Mr. Gabbay during discussions with a number of people who had direct and relevant information that were presented at length to the Board of Directors.

In light of the recommendation of the Nominating Committee, upon conclusion of the comprehensive and orderly process that it conducted, the Board of Directors determined that Mr. Gabbay is the most suitable candidate to serve as CEO and lead Partner in its continued business activity for the coming years. Mr. Gabbay's willingness to assume the position immediately, which was expected to reduce the interim period of replacement of the CEO and forming a new management team will allow the company to focus on the next growth phases of the Company's business.

As stated above, the Compensation Committee and the Board of Directors of the Company resolved that the terms of office and employment for Mr. Gabbay would be approved in two tranches and that the annual bonus arrangements applicable as of 2023 and the equity compensation component will be brought separately for approval to the Compensation Committee, the Board of Directors and the General Meeting of Shareholders after formulation of a new Compensation Policy for office holders.

The Compensation Committee of the Company discussed the terms of office and employment of the Company’s CEO that are brought for the approval of this AGM after which the Company’s Board of Directors discussed the matter. The directors determined that the current components of Mr. Gabbay’s terms of office and employment are in accordance with the Company’s Compensation Policy (the “Compensation Policy”).

The Compensation Committee and the Board of Directors considered the provisions of the Compensation Policy, which include, inter alia, the requirement that compensation be linked to performance and that a correlation must be made between the interests of the Company’s CEO and the interests of the Company and its shareholders, while examining criteria and relevant benchmarks in the market.

Prior to the meetings that approved Mr. Gabbay’s terms of office and employment that are brought for the approval of this AGM, data was presented to the Compensation Committee and to the Board of Directors of the Company with regard to: the CEO’s package of terms of office and employment; with regard to the Compensation Policy and its implications in terms of the cost of employing him at the Company; with regard to the comparative analysis conducted by Professor Moshe Zviran Ltd. of the terms of office and employment of CEOs at companies comparable to the Company; with regard to Mr. Gabbay's education, expertise, professional experience and achievements and the degree of responsibility required for the position of CEO and the challenges he faces and data regarding the ratio between the proposed compensation and the Salary Cost1 of the rest of the Company’s employees and, particularly, the ratio to the average Salary Cost and the median Salary Cost of such employees and the impact of the gaps between them on labor relations in the Company.

[1] “Salary Cost” – any payment made for the employment, including employer’s provisions, payments in respect of retirement, vehicle and cost of use thereof and any other benefit or payment.

Following are the principal terms of office and employment of the CEO of the Company:

Validity of the terms: The terms of office and employment of Mr. Avi Gabbay shall be in effect as of June 1, 2022 for an indefinite period.

Salary: For the duration of the engagement period, Mr. Avi Gabbay shall be entitled to a monthly salary, linked to the consumer price index ("CPI") last known on the payment date, compared to the base CPI (base index is the CPI in respect of May 2022), at the monthly sum of NIS 150,000 ("Fixed Component").

Annual cash bonus:

The Board of Directors noted that the annual bonus arrangements applicable as of 2023 will be brought separately for approval to the Compensation Committee, the Board of Directors and the General Meeting of Shareholders after formulation of a new Compensation Policy for office holders.

Special Bonus:

Mr. Gabbay will be entitled to a one-time special bonus for his work in 2022, in accordance with section 5.5.3 of the Compensation Policy due to the special circumstances of his joining the Company, including his willingness to assume the position within a short period of time and commence his employment immediately, which was expected to reduce the interim period of replacement of the CEO and formation of a new management team, and will allow the Company to focus on the next growth phases of the Company's business.

The Compensation Committee and Board of Directors approved and recommended to the AGM at their respective meetings on June 8, 2022 and June 9, 2022 to approve a special bonus for the CEO, for his work during 2022, in accordance with the targets in the following pre-determined indices, while considering the fact that in 2022 the CEO is expected to work less than a full year 2:

1.	Adjusted EBITDA target for 2022 (excluding Roaming) in the amount of NIS 872 million –a weight of 50% of the Special Bonus;

2.	Free Cash Flow target for 2022 (excluding Roaming) in the amount of minus NIS 167 million –a weight of 25% of the Special Bonus;

3.	Service Revenues in Cellular Segment target for 2022 (excluding Roaming) in the amount of NIS 1,618 million –a weight of 25% of the Special Bonus.

[2] The Company will calculate the data of the following Free Cash Flow, Adjusted EBITDA and Service Revenues in the Cellular Segment targets in a consistent manner that is identical to the manner in which it has calculated this data so far and according to which it reported this data except excluding Roaming.

"Roaming" means net revenues (i.e both revenues and expenses are excluded) from (1) international roaming3 as set forth in Item 61 of section 2.3 of the First Annex of Exhibit 4(a)(2) of the Company's Annual 2021 Report on Form 20-F at:https://www.sec.gov/Archives/edgar/data/1096691/000117891322000840/exhibit_4a-2.htm; and (2) Application to Person (A2P) Short Message Service (SMS).

The Special Bonus will be determined in accordance with the following tiers:

1.	For achievement at a rate of 100% of the said targets, the Special Bonus will be in an amount of NIS 750,000 (the "Target Bonus");

2.	For achievement at a rate of 90% of the weighted calculation of meeting the said targets, the Special Bonus will be 80% of Target Bonus, i.e. NIS 600,000 (the "Minimum Bonus");

3.
For achievement at a rate of less than 100% of the weighted calculation of meeting the said targets, but more than 90% of them, the Special Bonus will be calculated linearly between the Target Bonus and the Minimum Bonus;

4.	For achievement at a rate of 115% or more of the weighted calculation of meeting the said targets, the Special Bonus will be 120% of the Target Bonus, i.e NIS 900,000 (the "Maximum Bonus");

5.
For achievement at a rate higher than 100% of the weighted calculation of meeting the said targets, but lower than 115%, the Special Bonus will be calculated linearly between the Target Bonus and the Maximum Bonus;

6.	Achievement at a rate of less than 90% of any of the said targets will not qualify for the Special Bonus;

7.
The weighted calculation of meeting the said targets shall be done by a weighted average of the rate of meeting each of the targets (while weighting a rate of meeting the target that exceeds 100% for each target in case of overperformance) in accordance with the relative weight of each target in the Special Bonus.

Equity incentive:

The Board of Directors noted that the equity compensation component will be brought separately for approval to the Compensation Committee, the Board of Directors and the General Meeting of Shareholders after formulation of a new Compensation Policy for office holders.

[3] Provision of MRT Services when visiting Israel (for “roamers” from overseas). Transfer of calls to a Subscriber overseas via an international long distance provider and the provision of the possibility for Subscribers that are overseas to receive MRT Services from overseas operators, including call filtering and call back and the provision of cellular telephone services and accompanying services to those visiting Israel (for “roamer” from overseas) all by way of roaming agreements with operators in other countries.

Car: The Company shall bear the costs of car usage by the CEO and maintenance, (currently, an executive vehicle cost is a monthly sum of approximately NIS 27,000).

Work related benefits: Mr. Gabbay shall be entitled to those benefits that are being granted to other office holders in the Company. These benefits include a telephone, a meals arrangement, mobile phone, connection to a multi-channel television service and various content applications, connection to the Internet, a subscription to two daily newspapers and additional benefits according to the Company’s Compensation Policy and practices.

Indemnification, release and insurance: Pursuant to the Compensation Policy, and as approved at the 2020 EGM, the Company may indemnify and release its directors and senior managers at the maximum extent permitted by law and the Company’s Articles of Association, and grant them letters of indemnification and release for this purpose, substantially in the version approved by said 2020 EGM. Additionally, the directors and senior office holders of the Company are insured under the Company's D&O insurance policy. Accordingly, a letter of indemnification and release substantially in the version approved by the aforesaid 2020 EGM was granted (subject to the AGM) to Mr. Gabbay (the “Indemnified Person”) as detailed in the letter of indemnification and release attached hereto as Annex "C" (the “Indemnification and Release Letter”). The description herein is qualified in its entirety by reference to the full text of the attached Indemnification and Release Letter. For further information regarding the 2020  EGM see https://www.sec.gov/Archives/edgar/data/0001096691/000117891320000846/zk2024174.htm and https://mayafiles.tase.co.il/rpdf/1284001-1285000/P1284244-00.pdf

Mr. Gabbay is also covered under the current D&O insurance policy, which his coverage was approved by the Compensation Committte according to regulation 1B1 in accordance with the Companies Regulations (Relief for Transactions with Interested Parties), 5760-2000.

The Compensation Committee and the Board of Directors have approved, and recommended to the shareholders at the AGM to approve, the grant of the Indemnification and Release Letter to Mr. Gabbay, resolved that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification Events listed in Schedule I of the Indemnification and Release Letter are anticipated in light of Partner's current activities, and resolved that such resolutions are in the best interest of the Company.

Termination of service: In the event of termination, Mr. Gabbay shall be entitled to, and shall be required to issue, advance notice of three months during the first year of employment and six months during the second year of employment onwards. During the advance notice period, Mr. Gabbay shall be required to continue working,

In compliance with clause 9 of the Compensation Policy, the Company’s CEO shall be required to return sums to the Company that had been paid to him (and vice versa) as performance-based bonus or other compensation on the basis of data (such as the Speical Bonus) that subsequently were discovered to be materialy erroneous and were restated in the Company’s financial statements, if and insofar as this shall transpire.

The ratio between Mr. Gabbay’s terms of office and employment and the Salary Cost of the rest of the employees of the Company and of employees of manpower contractors who are working at the Company4:

The ratio between the value of Mr. Gabbay’s terms of employment and the average Salary Cost of the Company’s employees, excluding employees of Manpower Contractors who are working at the Company, is approximately 12, while the ratio between the value of Mr. Gabbay’s terms of employment and the median Salary Cost of the Company’s employees, excluding employees of Manpower Contractors who are working at the Company, is approximately 17.

The aforesaid ratios do not include data regarding the average Salary Cost and median Salary Cost of employees of Manpower Contractors since the total effect of such data on the average Salary Cost is marginal and its inclusion would not have led to a substantially different result. Considering the CEO’s role and the difference in the Salary Cost levels, these gaps do not suffice to affect labor relations in the Company.

The Compensation Committee and the Board of Directors discussed the ratio between the fixed proposed compensation regarding the CEO and cash compensation and reached the conclusion that the aforesaid ratios are in accordance with the Compensation Policy.

The rationale of the Compensation Committee and the Board of Directors for approving the terms of office and employment of the Company's CEO

In addition to the specific rationales mentioned above regarding certain components of Mr. Gabbay’s remuneration, the following rationales were also mentioned:

(a) The terms of office and employment of the Company’s CEO are consistent with the Compensation Policy, are congruent with its objective and the inclusive monetary total to the CEO; (b) An external, independent, expert appraiser compared the CEO’s employment terms to those of CEOs at comparable companies and found that they do not deviate from the range of overall compensation being paid to such office holders at similar companies; (c) Mr. Gabbay’s terms of employment are commensurate, considering Mr. Gabbay’s qualifications, expertise and extensive experience in the telecommunications industry in general, and taking into account Mr. Gabbay’s performance in his various roles in the past and currently; (d) Considering the nature of the Company’s activities, Mr. Gabbay’s executive office as the Company’s CEO and considering the responsibility being imposed on him, the ratio between the cost of Mr. Gabbay’s terms of employment being submitted now for approval and the average and median cost of employment of the Company’s employees, is a reasonable ratio, and will not adversely affect labor relations in the Company; (e) The office and employment terms include an appropriate balance between the fixed components and the variable components. The variable components are limited to maximums that are consistent with the requirement for a close link between payments to the CEO and the Company's performance and increase of its profits, while protecting the interests of the Company and its shareholders; and (f) Considering the set of parameters and considerations, as well as the reasons specified above, and considering, inter alia, the size of the Company, and the scope, complexity and nature of its operations, considering the complexity of the office and the degree of responsibility being imposed on him, the Compensation Committee and the Board of Directors determined that the terms of employment of the CEO, Mr. Avi Gabbay, are fair, reasonable and customary, under the circumstances.

[4]
“Employees of a Manpower Contractor who are working at the Company” – employees of a Manpower Contractor, when the Company is their Actual Employer, and employees of a Service Contractor who are engaged in the provision of a service at the Company; in this context, “Manpower Contractor,” “Service Contractor,” “Actual Employer” – as these terms are defined in the Employment of Employees by Manpower Contractors Law, 5756 – 1996.

In accordance with the Israeli Companies Law, if the shareholders oppose the approval of a specific compensation plan of an officer, the Compensation Committee and Board of Directors may approve said plan, in “special cases”, notwithstanding shareholders’ opposition, after having held another discussion of the terms of said compensation plan, and on the basis of detailed reasoning that considered the rationale behind the shareholders’ opposition and determined that this resolution is in the best interest of the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to approve the terms of office and employment of the CEO, Mr. Avi Gabbay including the grant of an Indemnification and Release Letter effective from his appointment date on June 1, 2022; and

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 6 on the agenda. The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item 6 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 thereof, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least four (4) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item 6 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least four (4) hours prior to the time of the AGM or if voted electronically, no later than six (6) hours before the time fixed for the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner, directly or indirectly, by the Minister of Communications of the State of Israel (including the License). Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, the License contains provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders. Under certain licenses granted, to Partner, directly or indirectly, a notice to the Minister of Communications of the State of Israel may be required for holding any of Partner's means of control.

Any shareholder seeking to vote at the AGM must notify the Company prior to the vote, or indicate on the Deed of Vote (if a shareholder is seeking to vote by Deed of Vote), or indicate on the Deed of Authorization (if a shareholder is seeking to appoint a proxy by a Deed of Authorization), if any of the shareholder’s holdings in Partner or the shareholder’s vote require the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of the License (a translation of Sections 21-24 of the License is attached hereto as Annex “D”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his vote shall not be counted.

By Order of the Board of Directors Sarit Hecht, Adv. Company Secretary

Dated: June 22, 2022

Annex A

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2021 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2021 ANNUAL REPORT

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	A - 3 - A - 4

(PCAOB ID 1309)

The amounts are stated in New Israeli Shekels (NIS) in millions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Partner Communications Company Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Partner Communications Company Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15b. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Fixed line segment

As described in Notes 4(3) and 13 to the consolidated financial statements, the Company’s goodwill balance in respect of the fixed line segment was NIS 407 million as of December 31, 2021. Management conducts an impairment test at each year end, or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. Potential impairment is identified by comparing the carrying amount of the relevant cash-generating unit to its recoverable amount, including goodwill. The recoverable amount is the higher of an asset's fair value less costs of disposal and its value-in-use. The recoverable amount of the fixed-line segment to which the goodwill has been allocated was estimated by management using a discounted cash flow model. Management’s cash flow projections for the Fixed line segment included significant judgments and assumptions relating to the revenue growth rate, the terminal growth rate, and the discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the fixed line segment is a critical audit matter are (i) the significant judgment by management when developing the value-in-use measurement of the fixed line segment; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rate, terminal growth rate and discount rate; (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding, evaluating the design and testing the effectiveness of controls over the Company's goodwill impairment review process including controls over managements review of the significant assumptions described above. These procedures also included, among others, evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; comparing projected cash flows to the Company's historical cash flows; evaluating the significant assumptions used by management related to the revenue growth rate, terminal growth rates and discount rate by amongst others: assessing the historical accuracy of managements estimates, performing sensitivity analyses and reviewing the changes of the Company's regulatory environment and consumers' market. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

February 28, 2022

We have served as the Company’s auditor since 1998.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2020	2021	2021
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		376	308	99
Short-term deposits	6	411	344	111
Trade receivables	7	560	571	184
Other receivables and prepaid expenses	14	46	152	49
Deferred expenses – right of use	12	26	27	9
Inventories	8	77	87	28
		1,496	1,489	480

NON CURRENT ASSETS
Long-term deposits	6	155	280	90
Trade receivables	7	232	245	79
Deferred expenses – right of use	12	118	142	45
Lease – right of use	19	663	679	218
Property and equipment	10	1,495	1,644	529
Intangible and other assets	11	521	472	152
Goodwill	13	407	407	131
Deferred income tax asset	25	29	34	11
Other non-current receivables		9	1	*
		3,629	3,904	1,255

TOTAL ASSETS		5,125	5,393	1,735

* Representing an amount of less than 1 million
The financial statements were authorized for issue by the board of directors on February 28, 2022.

Avi Zvi	Tamir Amar	Jonathan Kolodny
Chief Executive Officer	Deputy CEO & Chief	Director
Financial Officer

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2020	2021	2021
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	6,15	290	268	86
Trade payables		666	705	227
Other payables and provisions	14	127	185	59
Current maturities of lease liabilities	19	120	125	40
Deferred revenues and other	9,14	131	139	45
		1,334	1,422	457

NON CURRENT LIABILITIES
Notes payable	6,15	1,219	1,224	394
Borrowings from banks	6,15	86	184	59
Financial liability at fair value	6,15	4
Liability for employee rights upon retirement, net	16	42	35	12
Lease liabilities	19	582	595	191
Deferred revenues from HOT mobile	9,14	71	39	13
Non-current liabilities and provisions	14	64	35	11
		2,068	2,112	680

TOTAL LIABILITIES		3,402	3,534	1,137

EQUITY	21
Share capital – ordinary shares of NIS 0.01 par value:
authorized – December 31, 2020 and 2021 – 235,000,000 shares; issued and outstanding -		2	2	1
December 31, 2020 – *182,826,973 shares
December 31, 2021 – *183,678,220 shares
Capital surplus		1,311	1,279	411
Accumulated retained earnings		606	742	239
Treasury shares, at cost –
December 31, 2020 – **7,741,784 shares
December 31, 2021 – **7,337,759 shares		(196)	(164)	(53)
TOTAL EQUITY		1,723	1,859	598
TOTAL LIABILITIES AND EQUITY		5,125	5,393	1,735

*	Net of treasury shares.
**	Including shares held by trustee under the Company's Equity Incentive Plan, see note 21(a), such shares will become outstanding upon completion of vesting conditions, see note 21(b).

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2019	2020	2021	2021
	Note	In millions (except earnings per share)
Revenues, net	5,22	3,234	3,189	3,363	1,081
Cost of revenues	5,22	2,707	2,664	2,732	878
Gross profit		527	525	631	203

Selling and marketing expenses	22	301	291	323	104
General and administrative expenses	22	149	145	164	52
Credit losses	7	18	23	9	3
Other income, net	23	28	30	28	9
Operating profit		87	96	163	53
Finance income		7	8	4	1
Finance expenses	24	75	77	68	22
Finance costs, net		68	69	64	21
Profit before income tax		19	27	99	32
Income tax income (expense)	25	*	(10)	16	5
Profit for the year		19	17	115	37

Earnings per share
Basic	27	0.12	0.09	0.63	0.20
Diluted	27	0.12	0.09	0.62	0.20

*	Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2019	2020	2021	2021
	Note	In millions
Profit for the year		19	17	115	37
Other comprehensive income, items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	16	(2)	1	8	3
Income taxes relating to remeasurements of post-employment benefit obligations	25	*	*	(2)	(1)
Other comprehensive income (loss) for the year, net of income taxes		(2)	1	6	2

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		17	18	121	39

*	Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of		Capital	Accumulated	Treasury	Total
	Shares**	Amount	surplus	earnings	shares	equity
		NIS In millions
New Israeli Shekels:
BALANCE AT JANUARY 1, 2019	162,628,397	2	1,102	542	(261)	1,385
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019
Profit for the year				19		19
Other comprehensive loss for the year, net of income taxes				(2)		(2)
Total comprehensive income for the year				17		17
Exercise of options and vesting of restricted shares granted to employees	287,593		(23)		23
Employee share-based compensation expenses				17		17
Transactions with non-controlling interests			(2)			(2)
BALANCE AT DECEMBER 31, 2019	162,915,990	2	1,077	576	(238)	1,417
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020
Profit for the year				17		17
Other comprehensive income for the year, net of income taxes				1		1
Total comprehensive income for the year				18		18
Issuance of shares to shareholders (see note 21)	19,330,183	*	276 ***			276
Exercise of options and vesting of restricted shares granted to employees	580,800		(42)		42
Employee share-based compensation expenses				12		12
BALANCE AT DECEMBER 31, 2020	182,826,973	2	1,311	606	(196)	1,723
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021
Profit for the year				115		115
Other comprehensive income for the year, net of income taxes				6		6
Total comprehensive income for the year				121		121
Exercise of options and vesting of restricted shares granted to employees	851,247		(32)		32
Employee share-based compensation expenses				15		15
BALANCE AT DECEMBER 31, 2021	183,678,220	2	1,279	742	(164)	1,859
Convenience translation into U.S. Dollars (note 2b3):
BALANCE AT JANUARY 1, 2021	182,826,973	1	421	195	(63)	554
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021
Profit for the year				37		37
Other comprehensive income for the year, net of income taxes				2		2
Total comprehensive income for the year				39		39
Exercise of options and vesting of restricted shares granted to employees	851,247		(10)		10
Employee share-based compensation expenses				5		5
BALANCE AT DECEMBER 31, 2021	183,678,220	1	411	239	(53)	598

*	Representing an amount of less than 1 million.
**	Net of treasury shares.
***	Net of issuance costs.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2019	2020	2021	2021
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		838	787	791	254
Income tax paid	25	(1)	(1)	(17)	(5)
Net cash provided by operating activities		837	786	774	249
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment		(462)	(409)	(519)	(167)
Acquisition of intangible and other assets		(167)	(164)	(153)	(49)
Acquisition of a business, net of cash acquired		(3)
Investment in deposits, net		(552)	(14)	(58)	(19)
Interest received		1	6	3	1
Consideration received from sales of property and equipment	23	2	*	*	*
Net cash used in investing activities		(1,181)	(581)	(727)	(234)
CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	19	(139)	(129)	(130)	(42)
Lease interest payments	19	(20)	(18)	(18)	(6)
Share issuance, net of issuance costs	21		276
Proceeds from issuance of notes payable, net of issuance costs	6,15	562	466	220	71
Proceeds from issuance of option warrants exercisable for notes payables	15	37
Interest paid	24	(37)	(49)	(48)	(15)
Proceeds from non-current bank borrowing received	6,15			150	48
Repayment of borrowings	15	(65)	(52)	(52)	(17)
Repayment of notes payable	15	(109)	(620)	(237)	(76)
Settlement of contingent consideration			(2)
Transactions with non-controlling interests		(2)
Net cash provided by (used in) financing activities		227	(128)	(115)	(37)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(117)	77	(68)	(22)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		416	299	376	121
CASH AND CASH EQUIVALENTS AT END OF YEAR		299	376	308	99

*	Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2019	2020	2021	2021
	Note	In millions

Cash generated from operations:
Profit for the year		19	17	115	37

Adjustments for:
Depreciation and amortization	10,11	723	683	713	229
Amortization of deferred expenses - Right of use	12	28	31	31	10
Employee share based compensation expenses	21	17	12	15	5
Liability for employee rights upon retirement, net	16	1	(1)	2	1
Finance costs, net	24	5	(2)	(4)	(1)
Lease interest payments	19	20	18	18	6
Interest paid	24	37	49	48	15
Interest received	24	(1)	(6)	(3)	(1)
Deferred income taxes	25	4	12	(7)	(2)
Income tax paid	25	1	1	17	5
Capital loss from property and equipment		(2)	*	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	42	82	(24)	(8)
Other		(1)	(6)	(70)	(23)
Increase (decrease) in accounts payable and accruals:
Trade		63	(57)	3	1
Other payables and provisions	14,25	(14)	(70)	27	8
Deferred revenues and other	9	(27)	24	(24)	(7)
Increase in deferred expenses - Right of use	12	(51)	(47)	(56)	(18)
Decrease (increase) in inventories	8	(26)	47	(10)	(3)
Cash generated from operations:		838	787	791	254

*	Representing an amount of less than 1 million.

Supplementary information

At December 31, 2019, 2020 and 2021, trade and other payables, net include NIS 115 million, NIS 139 million and NIS 157 million (US$ 50 million), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment. For non-cash movements in lease liabilities and lease right of use assets see note 19. Cost of inventory used as fixed assets during 2020 and 2021 were NIS 8 million and NIS 33 million (US$ 11 million), respectively.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -GENERAL

a.Reporting entity

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services) under the Partner brand, and cellular services also under the 012 Mobile brand. The Company is incorporated and domiciled in Israel and its principal executive office’s address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel. The Company's business and non-current assets are concentrated in Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR". See also note 21(a).

Regarding the Company's principal shareholder and holdings of approved Israeli shareholders in the Company, see note 26.

These consolidated financial statements of the Company as of December 31, 2021, are comprised of the Company and its subsidiaries and consolidated partnerships (the "Group"). See the list of subsidiaries and consolidated partnerships and principles of consolidation in note 2(c)(1). See also 2(c)(2) with respect to investment in PHI.

The coronavirus ("COVID-19") pandemic began to have a harmful effect on the Company's business from the beginning of March 2020, due in particular to the significant fall in the volume of international travel by the Company's customers which caused a very significant decrease in revenues from roaming services. In addition the closure of shopping malls for limited periods during 2020 and changes in general consumer behavior negatively affected the volume of sales of equipment.

Beginning in the second quarter of 2021, shopping malls reopened and the extent of general domestic economic activity largely returned to levels experienced prior to the COVID-19 pandemic. Regarding roaming services, revenues from roaming services began to increase moderately in the second half of 2021 as a result of a moderate increase in the volume of international travel by the Company’s customers. However, as of the date of approval of these financial statements, revenues from roaming services continue to be significantly restrained, largely related to the impact of the Omicron variant on international travel, and remain significantly below pre-COVID-19 pandemic levels.

The Company reviewed the effects of the COVID-19 pandemic on its critical accounting estimates and judgments as of December 31, 2021, and determined that no material change was required.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -GENERAL (continued)

b.Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore is the Chief Operating Decision Maker ("CODM"), and supported by budget and business plans structure, different regulations and licenses (see (c) below). The CEO considers the business from two operating segments, as follows (see also note 5):

(1)Cellular segment:

Services in the cellular segment include basic cellular telephony services, text messaging, internet browsing and data transfer, content services, roaming services, M2M (Machine to Machine) and IOT (Internet of Things) services, handset repair services, cellular content and value-added services, and services provided to other operators that use the Company's cellular network. The two payment methods offered to our customers are pre-paid and post-paid. Pre-paid services are offered to customers that purchase credit in advance of service use. Post-paid services are offered to customers with bank and credit arrangements. Most of the cellular tariff plans are bundles which include unlimited volumes of calls time and text messaging (with fair use limits), as well as limited data packages. Cellular content and value-added services offered include multimedia messaging, cyber protection, cloud backup, ringtones, and a range of advanced business services. International roaming services abroad for the Company’s customers include airtime calls, text messaging and data services on networks with which the Company has a commercial roaming relationship. Partner also provides inbound roaming services to the customers of foreign operators with which the Company has a commercial roaming relationship. In addition, the cellular segment includes wholesale cellular services provided to virtual operators who use the Partner cellular network to provide services to their customers.

Optional services such as equipment extended warranty plans and international calling plans are also provided for an additional monthly charge or included in specific tariff plans. The Company also provides warranty repair plans and services for cellular phone and electronic devices to both retail customers and independent merchants and parallel importers.

(2)Fixed-line segment:

Services in the fixed-line segment include: (a) Internet services that provide access to the internet through both fiber-optics and wholesale broadband access, internet services provider (“ISP”) services; internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) Business solutions including Session Initiation Protocol (“SIP”) voice trunks and Network Termination Point Services (“NTP”) – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; (d) Television services over the Internet (“TV”); (e) Connections and data transfer services provided to international telecommunications operators over the fiber-optic infrastructure.

The cellular segment and the fixed-line segment also include sales and leasing of telecommunications, audio visual and related devices: mainly cellular handsets, tablets (handheld computers), laptops, landline phones, modems, datacards, domestic routers, servers and related equipment, integration project hardware and a variety of digital audio visual devices and small household appliances including smart watches, car dashboard cameras, televisions, digital cameras, games consoles, audio accessories and other devices.

Each segment is divided into services and equipment revenues, and the related cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit (see note 5(2)). The CODM does not examine assets or liabilities for the segments separately for the purposes of allocating resources and assessing performance of the operating segments and they are not therefore presented in note 5 segment information.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -GENERAL (continued)

c.Group licenses

The Group operates under the following licenses that were received from the Israeli Ministry of Communications ("MOC"), the Israeli Civil Administration ("CA") and the Israeli Electricity Authority ("EA"):

	Type of services	Area of service	License owner	Granted by	License valid through	Guarantees made Dec 31, 2021 (NIS millions)
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb, 2032	21**
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb, 2032	4
(3)	Cellular infrastructure	Israel	P.H.I Networks (2015) Lp.	MOC	Aug, 2025
(4)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar, 2023
(5)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar, 2023
(6)	Fixed (incl. ISP, ILD, NTP)	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan, 2027	2
(7)	Fixed (incl. ISP, ILD, NTP)	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Jan, 2027	*
(8)	Electric Energy	Israel	Partner Communications Company Ltd.	EA	Oct, 2026	2
*	Representing an amount of less than 1 million.
**	Including guarantees of NIS 16 million with respect to the frequencies tender, see note 17(1).

The Group also has a trade license that regulates issues of servicing and trading of equipment, and a number of encryption licenses that permits dealing with means of encryption within the framework of providing radio telephone services to the public.

On October 18, 2021, the Minister of Energy granted Partner a license to supply electricity without means of production (the "License"). The License will allow the Company to purchase electricity for sale to consumers that have online meters. The License is granted to Partner for a period of 5 years.

With respect to license (1): On November 2021 the cellular license was extended by the MOC for an additional 10 year period until February 1, 2032. See also note 2(f) with respect to changes in accounting estimate made to the estimated useful life of the 2G and 3G frequencies. License (2) follows license (1).

The other licenses may be extended for various periods, at the discretion of the MOC, CA or EA, respectively.

See also note 17(5) as to additional guarantees made to third parties.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES

a.Basis of preparation of the financial statements

(1)Basis of preparation

The consolidated financial statements of the Company ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

The principal accounting policies set out below have been consistently applied to all periods presented unless otherwise stated.

(2)Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates, and requires management to exercise its judgment in the process of applying the Group's accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

b.Foreign currency translations

(1)Functional and presentation currency

The consolidated financial statements are measured and presented in New Israeli Shekels ("NIS"), which is the Group's functional and presentation currency as it is the currency of the primary economic environment in which the Group operates. The amounts presented in NIS millions are rounded to the nearest NIS million.

(2)Transactions and balances

Foreign currency transactions are translated into NIS using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement in finance costs, net.

(3)Convenience translation into U.S. Dollars (USD or $ or dollar)

The NIS figures at December 31, 2021 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2021 (USD 1 = NIS 3.110). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

c.Interests in other entities

(1)Subsidiaries

The consolidated financial statements include the accounts of the Company and entities controlled by the Company. Control exists when the Company has the power over the investee; has exposure, or rights, to variable returns from involvement in the investee; and has the ability to use its power over the investee to affect its returns. Subsidiaries and partnerships are fully consolidated from the date on which control is transferred to the Company.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated in preparing the consolidated financial statements.

Non-controlling interests in the results and equity of a subsidiary are shown separately in the consolidated statements of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

List of wholly owned Subsidiaries and partnerships:

■

012 Smile Telecom Ltd.

■

012 Telecom Ltd.

■

Partner Land-Line Communication Solutions - Limited Partnership

■

Partner Future Communications 2000 Ltd. ("PFC")

■

Get Cell Communication Products Limited Partnership

■

Partner Business Communications Solution - Limited Partnership – not active

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

c.Interests in other entities (continued)

(2)Investment in PHI

In November 2013, the Company and Hot Mobile Ltd. entered into a network sharing agreement ("NSA") and a right of use agreement. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership ("PHI"), which operates and develops a radio access network shared by both parties, starting with a pooling of both parties' radio access network infrastructures creating a single shared pooled radio access network. PHI began its operations in July 2015, managing the networks.

The control over PHI is borne 50-50 by the Company and Hot Mobile, each nominates an equal number of directors (3 directors). Decisions about the relevant activities of PHI require the unanimous consent of the Parties, PHI is considered a joint arrangement controlled by the Company and Hot Mobile (joint control). The activities of the joint arrangement are primarily designed for the provision of output to the Parties. The joint arrangement terms give the Parties rights to the assets, and obligations for the liabilities and expenses of PHI. Furthermore the Parties have rights to substantially all of the economic benefits of PHI's assets. PHI's liabilities are in substance satisfied by the cash flows received from the Parties, as the Parties are substantially the source of cash flows contributing to the continuity of the operations of PHI. The Company accounts for its rights in the assets of PHI and obligations for the liabilities and expenses of PHI as a joint operation, recognizing its share in the assets, liabilities, and expenses of PHI. See also note 9.

d.Inventories

Inventories of equipment: cellular handsets and fixed telephones, tablets, laptops, datacards, servers, spare parts, ISP modems, related equipment, accessories and other inventories are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Group determines its allowance for inventory obsolescence and slow moving inventory based upon past experience, expected inventory turnover, inventory ageing and current and future expectations with respect to product offerings.

e.Property and equipment

Property and equipment are initially stated at cost.

Costs are included in the assets' carrying amounts or recognized as separate assets, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance that do not meet the above criteria are charged to the statement of income during the financial period in which they are incurred.

Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Property and equipment are presented less accumulated depreciation, and accumulated impairment losses. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see note 2(i)). The useful economic lives of the Group's non-financial assets are reviewed annually, see note 4(1).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

e.Property and equipment (continued)

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 5, 10, 15)
Computers, software and hardware for information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-15
Optic fibers and related assets	7-25 (mainly 25)
Subscribers equipment and installations	2 - 5
Property	25

Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (between 5 to 10 years) of the improvements, whichever is shorter.

f.Licenses and other intangible assets

(1)Licenses costs and amortization (see also note 1(c)):

(a)The licenses to operate cellular communication services (and related frequencies purchase costs) were recognized at cost (mainly the costs of frequencies allocated to to the Company). Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

The costs of the 2G and 3G frequencies allocated to the Company are depreciated up to Dec 31, 2030; see also change in estimate below. The costs of certain 4G frequencies allocated to the Company are depreciated up to Aug 9, 2025. The costs of the other frequencies allocated to the Company following the 5G frequencies tender (see note 17(1)) are depreciated up to Sep 29, 2035 and Sep 29, 2030.

(b)Partner Land-line Communication solutions – limited partnership's license for providing fixed-line communication services is stated at cost.

The other licenses of the Group were received with no significant costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

f.Licenses and other intangible assets (continued)

Changes in an accounting estimate:

Management has updated an accounting estimate in 2019 as follows: The estimated useful life of the cellular license was determined in the past to end by February 1, 2022. According to applicable law existed in 2019, the Company's cellular license could be extended for additional 6-year periods, subject to the requirements set in the license.

The MOC published a tender during 2019 for the award of frequencies, including frequencies for 5G services. Following the tender published, Management made an annual examination of the estimated useful life of the license in the fourth quarter of 2019 with the expectation that conditions necessary to obtain renewal of the license will be satisfied and that the cost of renewal will not be significant. The tender includes 2x30 MHz in the 700 MHz Band, 2x60 MHz in the 2,600MHz band and 300 MHz in the 3,500-3,800 MHz band. The frequencies in the 700 MHz band were offered for a period of 15 years and the rest of the frequencies offered in the tender were offered for a period of 10 years. See also note 17(1) for the results of the frequencies tender.

Based on Company's judgment described above, the Company expected in 2019 that the license would be renewed at a high level of certainty: the Company estimated in 2019 that based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is a high probability that the license will be extended for the additional term of 6 years. Following this examination, the estimated useful life of the 2G and 3G frequencies was re-evaluated for an additional period of 6 years, thereby ending on February 1, 2028. The effect of these changes on the consolidated financial statements were as follows: the amortization expenses of the cellular license were reduced by NIS 15 million in the fourth quarter of 2019, by NIS 60 million in 2020, and by approximately NIS 60 million in 2021.

On September 29, 2020 the Company's cellular license was amended (amendment number 107), whereby the Company is entitled to request an extension of the license for additional periods of ten years instead of six years, at the discretion of the MOC and CA. See information with respect to the extension provisions in note 1(c). On receipt of the license amendment, and with respect to the high probability judgment that remained the same, the estimated life of the 2G and 3G frequencies were re-valuated for an additional period of 4 years, thereby ending on February 1, 2032. The effect of these changes on the consolidated financial statements (in addition to the 2019 abovementioned change in estimate) were as follows: the amortization expenses of the cellular license were reduced in the fourth quarter of 2020 by NIS 2 million, and were reduced by an annual amount of approximately NIS 8 million 2021. See also note 4(1).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

f.Licenses and other intangible assets (continued)

Changes in an accounting estimate (continued)

In June 2021 the Company received a decision of the MOC setting the frequencies allotments that were allocated at the time for the 2G and 3G networks (in the 900, 1800 and 2100 Mhz bands) for usage that will also be allowed with more advanced technologies, until December 31, 2030. Following the decision the Company revised the useful life of the 2G and 3G frequencies to end by December 31, 2030. The change in estimate did not have a material effect on the amortization expenses. The decision also included the termination of the 2G and 3G networks by December 31, 2025. The decision to terminate the 2G and 3G networks by the end of December 31, 2025 did not have a material effect on depreciation expenses.

The other licenses are amortized by the straight-line method over their useful lives (see note 1(c)) which exclude any ungranted possible future extensions that are not under the Group's control.

The amortization expenses are included in the cost of revenues.

(2)Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software.

Development costs, including employee costs, that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the capitalization criteria under IAS 38 are met. Other development expenditures that do not meet the capitalization criteria, such as software maintenance, are recognized as expenses as incurred.

Computer software costs are amortized over their estimated useful lives (3 to 10 years, mainly 3 years) using the straight-line method, see also note 11.

(3)Capitalization of costs to obtaining customers contracts:

Costs of obtaining contracts with customers are recognized as assets when the costs are incremental to obtaining the contracts, and it is probable that the Group will recover these costs. The assets are amortized to selling and marketing expenses in accordance with the expected service period (mainly over 2-3 years), using the portfolio approach, see also notes 4(1) and 11. Other costs incurred that would arise regardless of whether a contract with a customer was obtained are recognized as an expense when incurred.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

g.Deferred expenses - Right Of Use (ROU)

Right of use (ROU) of capacity over international fiber optic cables was acquired in a business combination, subsequent additions and right of use in PHI's assets are recognized at cost. The ROU is presented as deferred expenses (current and non-current) and is amortized to cost of revenues on a straight line basis over a period beginning each acquisition of additional ROU in this framework and until 2030 (including expected contractual extension periods). See also notes 12 and 17(4).

h.Goodwill

Goodwill acquired in a business combination represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill has an indefinite useful economic life and is not subject to amortization; rather is measured at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to a group of cash-generating units (CGUs) under the fixed line segment that is expected to benefit from the synergies of the combination. The group of CGUs represents the lowest level within the entity which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeded its recoverable amount. The recoverable amount is the higher of value-in-use and the fair value less costs of disposal. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. Any impairment is recognized immediately as an expense and is not subsequently reversed. See also note 13(1) with respect to impairment tests.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

i.Impairment tests of non-financial assets with finite useful economic lives

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indications exist an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs. The recoverable amount is the higher of an asset's fair value less costs of disposal and value-in-use. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate.

An impairment loss recognized for an asset (or CGU) other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset's (or CGU's) recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset (or CGU) shall be increased to its recoverable amount. The increased carrying amount of an asset (or CGU) other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

j.Financial instruments

The Group applies IFRS 9 and classifies its financial instruments in the following categories: (1) amortized cost (AC), (2) at fair value through profit or loss (FVTPL: Financial liability at fair value (see note 15) and embedded derivatives). The classification depends on the business model for managing the financial instruments and the contractual terms of the cash flows. See note 6(c) as to classification of financial instruments to the categories.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial asset. Financial assets are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current.

Financial liabilities are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities. See also note 15.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

j.Financial instruments (continued)

(1)FVTPL category:

Gains or losses arising from changes in the fair value of embedded derivative financial instruments and financial liability at fair value are presented in the income statement within "finance costs, net" in the period in which they arise. These financial instruments are classified into 3 levels based on their valuation method (see also notes 6(c), 6(a)(2)(c)):

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly (as prices) or indirectly (derived from prices).

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for financial liability at fair value.

(2)Amortized cost category:

The Group classifies its financial assets, such as trade receivables, at amortized cost only if both of the following criteria are met: (1) the asset is held within a business model whose objective is to collect the contractual cash flows, and (2) the contractual terms give rise to cash flows that are solely payments of principal and interest. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from trade receivables is included in the income statement under other income, net (see note 23) using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in finance income/expense together with foreign exchange gains and losses. Impairment expenses (credit losses) are presented as separate line item in the statement of profit or loss.

Cash and cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use.

Short term deposits, are deposits in commercial banks for periods of more than 3 months from date of deposit and less than 12 months from the reporting date.

Long term deposits, are deposits in commercial banks for periods of more than 12 months from the reporting date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

j.Financial instruments (continued)

Financial assets at amortized cost are presented net of impairment losses:

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired based on the expected credit loss model. The assets that are subject to the expected credit loss model are mainly the trade receivables. While cash and cash equivalents, short-term and long-term deposits and contract assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and contract assets the Group applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance.

To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and period of payments and period past due. The expected loss rates are based on the payment profiles of sales, and the corresponding historical credit losses experienced. The historical loss rates are adjusted to reflect current and forward-looking information on factors affecting the ability of the customers to settle the receivables.

Trade receivables and contract assets are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan, and results of legal proceedings.

Financial liabilities, such as borrowings and notes payable, are initially recognized at fair value, net of transaction costs incurred, and subsequently measured at amortized cost. Any difference between the fair value (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Offsetting:

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when the Group has currently a legal enforceable right to offset the recognized amounts and has an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legal enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

k.Employee benefits

(i)Post-employment benefits

1.Defined contribution plan

According to Section 14 of the Israeli Severance Pay Law the Group's liability for some of the employee rights upon retirement is covered by regular contributions to various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. These plans are defined contribution plans, since the Group pays fixed contributions into a separate and independent entity. The Group has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position. Obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of income when they are due.

2.Defined benefit plan

Labor laws, agreements and the practice of the Group, require paying retirement benefits to employees dismissed or retiring in certain other circumstances (except for those described in 1 above), measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Group to pay retirement benefits is treated as a defined benefit plan.

The liability recognized in the statement of financial position in respect of the defined benefit plan is the present value of the defined benefit obligation at end of the reporting period less the fair values of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. According to IAS 19 employee benefits, the present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of deep market for high-quality corporate bonds.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Interest costs in respect of the defined benefit plan are charged or credited to finance costs. See also note 16.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

k.Employee benefits (continued)

(ii)Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably legally or constructively committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(iii)Short term employee benefits

1.Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Group charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on an undiscounted basis.

2.Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses based on consideration of individual performance and the Group's overall performance. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

3.Other short term benefits

The Group recognized expenses for other short term benefits provided by the collective employment agreement (see also note 22(e)).

l.Share based payments

The Group operates an equity-settled share-based compensation plan to its employees, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. Non-market vesting conditions (performance conditions) are included among the assumptions used to estimate the number of options expected to vest. The total expense is recognized during the vesting period, which is the period over which all of the specified vesting conditions of the share-based payment are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated earnings. See also note 21.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

m.Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliably estimated. See note 14.

(1)In the ordinary course of business, the Group is involved in a number of lawsuits and litigations. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlements amount that are expected to be incurred, if any. See also note 20.

(2)The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance costs.

(3)Provisions for equipment warranties include obligations to customers in respect of equipment sold and maintenance contracts. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

n.Revenues

The revenue recognition standard IFRS 15, Revenue from Contracts with Customers, and its clarifications ("IFRS 15", "The Standard") outlines a single comprehensive model of accounting for revenue arising from contracts with customers. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount:

1)

Identifying the contract with the customer.

2)

Identifying separate performance obligations in the contract.

3)

Determining the transaction price.

4)

Allocating the transaction price to separate performance obligations.

5)

Recognizing revenue when the performance obligations are satisfied.

(1) Identifying the contract with the customer

Two or more contracts entered into at or near the same time with the same customer (or related parties of the customer) are accounted for as a single contract if one or more of the following criteria are met:

a.

The contracts are negotiated as a package with a single commercial objective;

b.

The amount of consideration to be paid in one contract depends on the price or performance of the other contract;

c.

The goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation.

Additions of distinct goods or services at their stand-alone sale price are treated as separate contracts.

(2) Identifying performance obligations

The Group assesses the goods or services promised in the contract with the customer and identifies as performance obligation any promise to transfer to the customer one of the following:

(a)

Goods or services (or a bundle of goods or services) that are distinct; or

(b)

A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

Goods or services are identified as being distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and the Group’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. An option that grants the customer the right to purchase additional goods or services constitutes a separate performance obligation in the contract only if the options grant the customer a material right it would not have received without the original contract.

The performance obligations are mainly services, equipment and options to purchase additional goods or services that provide a material right to the customer.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

n.Revenues (continued)

(3) Determining the transaction price

The transaction price is the amount of consideration that the Group expects to receive for the transfer of the goods or services specified in a contract with the customer, taking into account rebates and discounts, excluding amounts collected on behalf of third parties, such as value added taxes.

The transaction price is also adjusted for the effects of the time value of money if the contract includes a significant financing component (such as sales of equipment with non-current credit arrangements, mainly in 36 monthly installments). The Group applies a practical expedient in the standard and does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the Group expects the period between customer payment and the transfer of goods or services to be one year or less. The financing component is recognized in other income-net over the period which is calculated according to the effective interest method. See also note 23 – unwinding of trade receivables and note 7(a).

(4) Allocating the transaction price to separate performance obligations

In a transaction that constitutes a revenue arrangement with multiple performance obligations, the transaction price is allocated to separate performance obligations based of their relative stand-alone selling prices.

A discount is allocated to one or more, but not all, performance obligations in the contract if (a) the Group regularly sells each distinct good or service (or each bundle of distinct goods or services) in the contract on a stand-alone basis, (b) the Group also regularly sells on a stand-alone basis a bundle (or bundles) of some of those distinct goods or services at a discount to the stand-alone selling prices of the goods or services in each bundle; and (c) the discount attributable to each bundle in 'b' above is substantially the same as the discount in the contract and an analysis of the goods or services in each bundle provides observable evidence of the performance obligation (or performance obligations) to which the entire discount in the contract belongs.

(5) Satisfaction of performance obligations

The Group recognizes revenue when it satisfies performance obligations by transferring control over the goods or services to the customers.

Revenues from services and from providing rights to use the Group's assets, (see note 1(b)) (either month-by-month or long term arrangements) are recognized over time, as the services are rendered to the customers, since the customer receives and uses the benefits simultaneously, and provided that all other revenue recognition criteria are met.

Revenue from sale of equipment (see note 1(b)) is recognized at a point of time when the control over the equipment is transferred to the customer (mainly upon delivery) and all other revenue recognition criteria are met.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

n.Revenues (continued)

(6) Principal – Agent consideration

The Group determines whether it is acting as a principal or as an agent for each performance obligation. The Group is acting as a principal if it controls a promised good or service before they are transferred to a customer. Indicators for acting as a principal include: (1) the Group is primarily responsible for fulfilling the promise to provide the specified good or service, (2) the Group has inventory risk in the specified good or service and (3) the Group has discretion in establishing the price for the specified good or service. On the other hand, the Group is acting as an agent or an intermediary, if these criteria are not met. When the Group is acting as an agent, revenue is recognized in the amount of any fee or commission to which the Group expects to be entitled in exchange for arranging for the other party to provide its goods or services. A Group’s fee or commission might be the net amount of consideration that the Group retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party. The Group determined that it is acting as an agent in respect of certain content services provided by third parties to customers; therefore the revenues recognized from these services are presented on a net basis in the statement of income.

(7) Recognition of receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized when the control over the goods or services is transferred to the customer, and at the amount that is unconditional because only the passage of time is required before the payment is due. The Group holds the trade receivables with the objective to collect the contractual cash flows, and the contractual terms give rise to cash flows that are solely payments of principal and interest. Therefore they are subsequently measured at amortized cost using the effective interest method. See also note 7 and also note 6(a)(3) regarding trade receivables credit risk.

(8) Recognition of contract assets and contract liabilities

A contract asset is a Group’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the Group’s future performance).

A contract liability is a Group’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer; therefore the Group records contract liabilities for payments received in advance for services, such as transmission services and pre-paid calling cards, as deferred revenues until such related services are provided.

Contract assets and contract liabilities arising from the same contract are offset and presented as a single asset or liability.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

n.Revenues (continued)

(9) Other practical expedients implemented:

The Group applies IFRS 15 practical expedient to the revenue model to a portfolio of contracts with similar characteristics if the Group reasonably expects that the financial statement effects of applying the model to the individual contracts within the portfolio would not differ materially.

The Group applies a practical expedient in the standard and measures progress toward completing satisfaction of a performance obligation and recognizes revenue based on billed amounts if the Group has a right to invoice a customer at an amount that corresponds directly with its performance to date; for which, or where the original expected duration of the contract is one year or less, the Group also applies the practical expedient in the standard and does not disclose the transaction price allocated to unsatisfied, or partially unsatisfied, performance obligations, such as constrained variable consideration.

The Group applies in certain circumstances where the customer has a material right to acquire future goods or services and those goods or services are similar to the original goods or services in the contract and are provided in accordance with the same terms of the original contract, a practical alternative to estimating the stand-alone selling price of the customer option, and instead allocates the transaction price to the optional goods or services by reference to the goods or services expected to be provided and the corresponding expected consideration.

(10) Capitalization of contract costs

The main effect of the Group’s application of IFRS 15 is the accounting treatment for the incremental costs of obtaining contracts with customers, which in accordance with IFRS 15, are recognized as assets under certain conditions, see notes 2(f)(3) and 11. Contract costs that were recognized as assets are presented in the statements of cash flows as part of cash flows used in investing activities.

See additional information with respect to revenues in note 22(a).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

o.Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as lessee:

According to IFRS 16 Leases, the Group applies a single recognition and measurement approach for all leases, except for low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

The Group applied the following practical expedients:

Non-lease components: practical expedient by class of underlying asset not to separate non-lease components (services) from lease components and, instead, account for each lease component and any associated non lease components as a single lease component.

Discount rate: The lease payments are discounted using the lessee’s incremental borrowing rate, since the interest rate implicit in the lease cannot be readily determined. The lessee’s incremental borrowing rate is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. However, the Group is using the practical expedient of accounting together a portfolio of leases with similar characteristics provided that it is reasonably expected that the effects on the financial statements of applying this standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio. And using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment). The discount rates were estimated by management with the assistance of an independent external expert.

Low-value leases: The low-value leases practical expedient is applied and these leases are recognized on a straight-line basis as expense in profit or loss.

The practical expedient for short-term leases is not applied.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

o.Leases (continued)

Group as lessee (continued):Lease liabilities measurement:

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include: fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payment that are based on an index or a rate (such as CPI), amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option, and lease payments (principal and interest) to be made under reasonably certain extension options.

The lease liability is subsequently measured according to the effective interest method, with interest costs recognized in the statement of income as incurred. The amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset. The Group is exposed to potential future changes in lease payments based on linkage to the CPI index, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are presented in the statement of cash flows under the cash used in financing activities. Lease payments are allocated between principal and finance cost. The finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets measurement:

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date, estimated dismantling and restoring costs, less any lease incentives received.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term (including reasonably certain extension periods) on a straight-line basis, and adjusted for any remeasurements of lease liabilities. As follows:

Buildings 2 – 15 years

Cell sites 2 – 10 years

Vehicles 1 – 3 years

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

o.Leases (continued)

Group as lessor:

The cellular segment and the fixed-line segment also include leasing of telecommunications, audio visual and related devices (see note 1(b)). Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. The respective leased assets are included in the balance sheet based on their nature. See note 22(a).

p.Tax expenses

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting period. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized on temporary differences arising between that tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from initial recognition of goodwill. Deferred income tax is determined using the tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 25. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity where there is an intention to settle the balances on a net basis.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

q.Share capital

Ordinary shares are classified as equity.

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid, including any incremental attributable costs, net of tax. Treasury shares do not have a right to receive dividends or to vote. See also note 21(a).

r.Earnings Per Share (EPS)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of all dilutive potential ordinary shares. The instruments that are potential dilutive ordinary shares are equity instruments granted to employees, see note 21(b). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options (see also note 27).

s.Government grants

Government grants relating to the purchase of assets (see note 17, in respect of the frequencies tender) are presented in the statement of financial position as a deduction to the carrying amount of the asset and they are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(1)The following relevant new standards, amendments to standards or interpretations have been issued, and were effective for the first time for financial periods beginning on or after January 1, 2021:

Covid-19-Related Rent Concessions – amendments to IFRS 16

In May 2020, the IASB amended IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. The expedient initially only applied to reductions in lease payments due on or before June 30, 2021, but that date was subsequently extended to June 30, 2022 through further amendments made in March 2021. This resulted in accounting for concessions received in an immaterial amount as variable lease payments in the period in which they are granted. The expedient was applied to all qualifying rent concessions.

(2)The following new standards and amendments to standards are not effective in 2021

Classifying liabilities as current or non-current

In January 2020, the IASB issued amendment to IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: the definition of a right to defer a settlement, that a right to defer must exist at the end of the reporting period, that classification is unaffected by the likelihood that an entity will exercise its deferral right, that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. The amendment is effective for annual periods beginning on or after January 1, 2023. At this stage the Company cannot evaluate the effect of the amendment on the financial statements.

Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgments, in which it provides guidance to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. The Group is currently assessing the impact of the amendments to determine the impact they will have on the Group’s accounting policy disclosures.

Assessing contingent liabilities

In May 2020, the IASB issued amendments to IAS 37, ‘Provisions, contingent liabilities and contingent assets’ specify which costs a company includes when assessing whether a contract will be loss-making. The amendment is effective for annual periods beginning on or after January 1, 2022. The amendment is not expected to have a material effect on the financial statements.

Deferred tax assets and liabilities

In May 2020, the IASB issued Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction. These amendments require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences. The amendment is effective for annual periods beginning on or after January 1, 2023. The amendment is not expected to have a material effect on the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)Assessing the useful lives of non-financial assets:

The useful economic lives of the Group's property and equipment are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, experience of the Group with similar assets, and legal or contract periods where relevant.

The useful economic lives of the Group's intangible assets are an estimate determined by management based on assumptions of future changes in technology, legal rights, experience of customer's behavior, and experience of the Group with similar assets where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 2(f).

(2)Assessing the recoverable amount for impairment tests of non-financial assets :

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the Cash Generating Unit (CGU). See also notes 2(i), and 13.

Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i).

Continued increases in the level of competition for cellular and fixed-line services may bring further downward pressure on prices which may require us to perform further impairment tests of our assets. Such impairment tests may lead to recording additional significant impairment charges, which could have a material negative impact on our operating and profit.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

(3)Assessing the recoverable amount for impairment tests of goodwill:

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. The recoverable amount of the fixed-line segment to which goodwill has been allocated has been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2019, 2020 and 2021 the recoverable amount was assessed by management with the assistance of external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The terminal growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December 31, 2021 test were as follows:

Terminal growth rate	1%
After-tax discount rate	7%
Pre-tax discount rate	8.5%

The impairment test as of December 31, 2021 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h). No impairment charges were recognized with respect to goodwill in 2019, 2020 and 2021.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2019, 2020 and 2021 was approximately 42%, 37% and 52% respectively.

Sensitivity analysis was performed for the recoverable amount as of December 31, 2021 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 7% (6.3% to 7.7%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal growth rate within the range of ± 1% of the variable 1.0% (0% to 2%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

(4)Assessing impairment of financial assets:

The allowance for credit losses for financial assets is based on assumptions about risk of default and expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period. Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively, grouped based on shared credit risk characteristics and the days past due.

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and contract assets with and without significant financing components, the Group applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and period past due. The expected loss rates are based on the payment profiles of sales, and the corresponding historical credit losses experienced. The historical loss rates are adjusted to reflect current and forward-looking information on factors affecting the ability of the customers to settle the receivables. See notes 7, 6(a)(3), 2(j).

(5)Considering the likelihood of contingent losses and quantifying possible legal settlements:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, quantifying the best estimate of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates. See notes 2(m), 14 and 20.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2021
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,687	948		2,635
Inter-segment revenue - Services	12	118	(130)
Segment revenue - Equipment	602	126		728
Total revenues	2,301	1,192	(130)	3,363

Segment cost of revenues - Services	1,204	952		2,156
Inter-segment cost of revenues- Services	117	13	(130)
Segment cost of revenues - Equipment	498	78		576
Cost of revenues	1,819	1,043	(130)	2,732
Gross profit	482	149		631

Operating expenses (1)	302	194		496
Other income, net	17	11		28
Operating profit (loss)	197	(34)		163

Reconciliation to profit for the year:
Finance costs, net				(64)
Income tax income				16
Profit for the year				115

Depreciation and amortization included in the segment's operating profit	410	334		744
(1)	Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2020
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,647	861		2,508
Inter-segment revenue - Services	16	132	(148)
Segment revenue - Equipment	545	136		681
Total revenues	2,208	1,129	(148)	3,189

Segment cost of revenues - Services	1,272	856		2,128
Inter-segment cost of revenues- Services	131	17	(148)
Segment cost of revenues - Equipment	451	85		536
Cost of revenues	1,854	958	(148)	2,664
Gross profit	354	171		525

Operating expenses (1)	300	159		459
Other income, net	19	11		30
Operating profit	73	23		96

Reconciliation to profit for the year:
Finance costs, net				(69)
Income tax expenses				(10)
Profit for the year				17

Depreciation and amortization included in the segment's operating profit	450	264		714
(1)	Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2019
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,783	777		2,560
Inter-segment revenue - Services	15	148	(163)
Segment revenue - Equipment	571	103		674
Total revenues	2,369	1,028	(163)	3,234

Segment cost of revenues - Services	1,367	810		2,177
Inter-segment cost of revenues- Services	147	16	(163)
Segment cost of revenues - Equipment	464	66		530
Cost of revenues	1,978	892	(163)	2,707
Gross profit	391	136		527

Operating expenses (1)	334	134		468
Other income, net	20	8		28
Operating profit	77	10		87

Reconciliation to profit for the year:
Finance costs, net				(68)
Income tax expense				*
Profit for the year				19

Depreciation and amortization included in the segment's operating profit	542	209		751
*	Representing an amount of less than NIS 1 million.
(1)	Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.Financial risk factors

The Group is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Group did not enter into hedging transactions in 2019, 2020 and 2021.

1.Risk Management

Risk management is carried out by the financial division under policies and/or directions resolved and approved by the audit and investment committee and the board of directors.

2.Market risks

(a) Description of market risks

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI) with respect to lease obligations, see also note 19.

Foreign exchange risk

The Group's operating profit and cash flows are exposed to currency risk, mainly due to trade receivables and trade payables denominated in USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.Financial risk factors (continued)

2.Market risks (continued)

(a)Description of market risks (continued)

Data regarding the US Dollar and Euro exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2021	NIS 3.110	NIS 3.520	229.37 points
2020	NIS 3.215	NIS 3.944	223.11 points
2019	NIS 3.456	NIS 3.878	224.67 points
Increase (decrease) during the year:
2021	(3.3)%	(10.8)%	2.8%
2020	(7.0)%	1.7%	(0.7)%
2019	(7.8)%	(9.6)%	0.6%

* Index for each reporting period's last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:

An increase (decrease) of 2% in the CPI as at December 31, 2020, and 2021 would have decreased (increased) equity and profit by NIS 2 million, for each of the years ended December 31, 2020 and 2021, assuming all other variables remain constant.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2020 and 2021 would have decreased (increased) equity and profit by NIS 3 million, for each of the years ended December 31, 2020 and 2021, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.Financial risk factors (continued)

2.Market risks (continued)

(b)Analysis of linkage terms of financial instruments balances

	December 31, 2021
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS unlinked	Linked to the CPI	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	2	3	303		308
Short term deposits	14		330		344
Trade receivables**	35	3	533		571
Other receivables			46		46

Non- current assets
Long term deposits			280		280
Trade receivables			245		245
Total assets	51	6	1,737	-	1,794

Current liabilities
Current maturities of notes payable and borrowings			268		268
Trade payables**	127	13	565		705
Other payables			133		133
Current maturities of lease liabilities	*			125	125

Non- current liabilities
Notes payable			1,224		1,224
Borrowings from banks			184		184
Lease liabilities	2			593	595
Total liabilities	129	13	2,374	718	3,234
*	Representing an amount of less than 1 million
In or linked to foreign currencies
New Israeli Shekels in millions
**Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	111
Set-off	(73)
Trade receivables, net	38

Trade payables gross amounts	213
Set-off	(73)
Trade payables, net	140

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.Financial risk factors (continued)

2.Market risks (continued)

(b)Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2020
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS unlinked	Linked to the CPI	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	2	4	370		376
Short term deposits			411		411
Trade receivables*	29	7	524		560
Other receivables			7		7

Non- current assets
Long term deposits			155		155
Trade receivables			232		232
Total assets	31	11	1,699	-	1,741

Current liabilities
Current maturities of notes payable and borrowings			290		290
Trade payables*	92	11	534	29	666
Other payables			70		70
Current maturities of lease liabilities	1			119	120

Non- current liabilities
Notes payable			1,219		1,219
Borrowings from banks			86		86
Financial liability at fair value			4		4
Other non-current liabilities			30		30
Lease liabilities	2			580	582
Total liabilities	95	11	2,233	728	3,067
In or linked to foreign currencies
New Israeli Shekels in millions
*Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	104
Set-off	(68)
Trade receivables, net	36

Trade payables gross amounts	171
Set-off	(68)
Trade payables, net	103

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.Financial risk factors (continued)

2.Market risks (continued)

(c) Details regarding financial liability at fair value

As of December 31, 2021 there are no notional amounts of financial liability at fair value (see note 15(6)) with respect to Notes series G option. The following table describes the changes in the liability during 2020 and 2021:

New Israeli Shekels in millions

Balance as at January 1, 2020	28
Finance costs	3
Exercise	(27)
Balance as at December 31, 2020	4
Finance costs	*
Exercise	(4)
Balance as at December 31, 2021	-
*	Representing an amount of less than NIS 1 million.

3.Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade receivables, from cash and cash equivalents, short-term and long-term deposits and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables of certain types over a certain amount, and requires collaterals against them. The impairment requirements are based on an expected credit loss model. Accordingly, the financial statements include appropriate allowances for expected credit losses. See also note 2(j)(2).

The face amount of financial assets represents the maximum credit exposure, see note 6(c).

The cash and cash equivalents and short-term and long-term deposits are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at ilAAA/stable.

Deposits at December 31, 2021 are deposited with remaining maturity of 3 to 18 months and bear annual unlinked fixed interest of between 0.25% and 0.52%.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 7 as to the assessment by aging of the trade receivables and related allowance for credit losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.Financial risk factors (continued)

4.Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Group's reputation. The Group's policy is to ensure that it has sufficient cash and cash equivalents to meet expected operational expenses and financial obligations.

Maturities (undiscounted) of financial liabilities as of December 31, 2021:

	2022	2023	2024	2025 to 2026	2027 and thereafter	Total
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series F	128	128	128			384
Notes payable series G	85	85	85	255	341	851
Notes payable series H				60	138	198
Borrowing P	29					29
Borrowing Q	23	23	11			57
Borrowing R				45	105	150
Expected interest payments of long term borrowings and notes payables	49	44	37	57	30	217
Lease liabilities	139	120	96	151	278	784
Trade and other payables	819					819
Total	1,272	400	357	568	892	3,489

See note 15 in respect of borrowings and notes payable.

b.Capital risk management

Credit rating: According to Standard & Poor's Maalot ("S&P Maalot") credit rating, of August 11, 2021, the Company's ilA+/Stable credit rating was unchanged.

See note 15(7) regarding financial covenants.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c.Fair values of financial instruments

As detailed in note 2(j) the financial instruments are categorized as following:

Fair Value through Profit or Loss (FVTPL); Amortized Cost (AC). See also note 15 in respect of borrowings and notes payable and note 7 with respect to trade receivables.

The financial instrument that is categorized as FVTPL is a financial liability at fair value. Its fair value is calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date. All significant inputs in this technique are observable market data and rely as little as possible on entity specific estimates, see also note 6(a)(2)(c).

There were no transfers between fair value levels during the year.

Carrying amounts and fair values of financial assets and liabilities, and their categories:

		December 31, 2020			December 31, 2021
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	AC	376	376		308	308
Short term deposits	AC	411	411		344	344
Long term deposits (***)		155	155	0.46%	280	280	0.49%
Trade receivables	AC	792	794	3.60%	816	818	3.13%
Other receivables (*)	AC	7	7		48	48
Other non-current assets (*)		10	10
Liabilities
Notes payable series D	AC	109	110	Market quote
Notes payable series F	AC	512	524	Market quote	384	392	Market quote
Notes payable series G	AC	824	939	Market quote	851	952	Market quote
Notes payable series H	AC				198	199	Market quote
Financial liability at fair value	FVTPL Level 3	4	4
Other non-current liabilities (*)	AC	30	30
Trade and other payables (*)	AC	719	719		819	819
Borrowing P	AC	59	60	0.84%	29	30	0.41%
Borrowing Q	AC	79	82	0.93%	57	58	0.65%
Borrowing R	AC				150	150	2.55%
Lease liabilities	AC	702	702	2.04%	720	709	2.07%

(*)	The fair value of these financial instruments equals their carrying amounts, as the impact of discounting is not significant.
(**)

The fair values of the notes payable quoted market prices at the end of the reporting period are within level 1 of the fair value hierarchy. The fair values of other instruments under AC categories were calculated based on observable weighted average of interest rates derived from quoted market prices of the Group's notes payable and bank quotes of rates of similar terms and nature, are within level 2 of the fair value hierarchy.

(***)	At December 31, 2021, long-term deposits are deposited for periods ending in March 2023 and June 2023.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -TRADE RECEIVABLES

  (a)  Composition:

	New Israeli Shekels
	December 31,
	2020	2021
	In millions
Trade (current and non-current)	963	965
Deferred interest income (note 2(n))	(23)	(21)
Allowance for credit loss	(148)	(128)
	792	816
Current	560	571
Non – current	232	245

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (13-36 monthly payments (mainly 36)). The amount is computed on the basis of the interest rate relevant at the date of the transaction (2020: 2.97% - 5.07%) (2021: 2.68% - 3.85%).

See also note 2(j).

  (b)  Impairment of financial assets:

The changes in the allowance for credit losses for the years ended December 31, 2019, 2020 and 2021 are as follows:

	New Israeli Shekels
	Year ended
	2019	2020	2021
	In millions
Balance at beginning of year	188	162	148
Receivables written-off during the year as uncollectible	(44)	(37)	(29)
Credit losses	18	23	9
Balance at end of year	162	148	128

See note 6(a)(3) regarding trade receivables credit risk.

The estimate for expected credit losses from customers was considered using forward-looking information (including macro-economic information). Forward-looking information included additional downside scenarios related to the spread of COVID-19: considering increased risk of credit to customers in certain industries most harmed by the slowdown. A general increased provision was recorded in respect of the population as a whole, and a second provision was recorded in the amount of the expected loss based on an average of the impact of the different scenarios assumed. As a result the company increased its provision for expected credit losses in an immaterial amount.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -TRADE RECEIVABLES (continued)

  (b)  Impairment of financial assets (continued)

The aging of gross trade receivables and their respective allowance for credit losses as at December 31, 2020 and 2021 were as follows:

	New Israeli Shekels			New Israeli Shekels
	December 31, 2020			December 31, 2021
	In millions			In millions
	Average expected loss rate	Gross	Allowance	Average expected loss rate	Gross	Allowance
Not passed due	5%	831	45	5%	861	46
Less than one year	59%	60	36	62%	53	33
More than one year	94%	72	67	96%	51	49
		963	148		965	128

NOTE 8 -INVENTORY

	New Israeli Shekels
	December 31,
	2020	2021
	In millions
Handsets and devices	36	36
Accessories and other	9	13
Spare parts	20	22
ISP modems, routers, servers and related equipment	12	16
	77	87

Write-downs recorded	7	5
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	544	581
Cost of inventory used as fixed assets	8	33

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -INVESTMENT IN PHI

Network sharing agreement

On November 8, 2013 the Company and Hot Mobile Ltd. ("Hot Mobile") (together: "the Parties") entered into a 15-year network sharing agreement (“NSA”), which was approved by the Antitrust Commissioner, subject to certain conditions, and by the Ministry of Communications. Pursuant to the NSA, the Parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership (hereinafter "PHI"), which operates and develops a radio access network shared by the Parties, starting with a pooling of the Parties radio access network infrastructures creating a single shared pooled radio access network (the "Shared Network"). The Parties also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership.

In February 2016, HOT Mobile exercised its option under the NSA to advance the payment date of a onetime amount of NIS 250 million ("Lump Sum"), which was received by the Group in 2016. Therefore in accordance the NSA from April 2016 onward (i) each party bears half of the expenditures relating to the Shared Network, and (ii) the bearing of the operating costs of the Shared Network is according to a pre-determined mechanism, according to which one half of the operating costs is shared equally by the Parties, and one half is divided between the Parties according to the relative volume of traffic consumption of each party in the Shared Network (the "Capex-Opex Mechanism"). The Lump Sum is treated by the Group as payments for rights of use of the Group's network and therefore recognized as deferred revenue which is amortized to revenues in the income statement over a period of eight years, which is determined to be the shorter of the expected period of the arrangement or the expected life of the related assets, see note 22(a).

The NSA term will be automatically extended for consecutive terms of five years each, unless either party provided the other party with prior notice of at least two years prior to the commencement of the respective extended term. At any time after the eighth anniversary of the NSA's effective date (i.e. following April 2023), either party may provide the other party with two years termination notice, and terminate the NSA, without cause, effective as of the end of the said two-year period. On the expiry of the NSA, other than following a material breach, the Parties shall divide the network between themselves according to a mechanism provided by the NSA, based on the Parties then-respective interests in PHI, with priority that each party shall first receive its own assets.

The Company provided a guarantee to PHI's debt in an amount of NIS 50 million.

See also note 2(c)(2).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -PROPERTY AND EQUIPMENT

	Communication network	Computers and information systems	Optic fibers and related assets	Subscribers equipment and installations	Property, leasehold improvements, furniture and equipment	Total
	New Israeli Shekels in millions
Cost
Balance at January 1, 2019	1,619	148	715	280	123	2,885
Share in PHI P&E included as of Jan 1, 2019	171	2				173
Additions in 2019	91	3	146	172	6	418
Disposals in 2019	193	12	1	8	7	221
Balance at December 31, 2019	1,688	141	860	444	122	3,255

Additions in 2020	83	7	168	138	5	401
Disposals in 2020	418	72	9	30	27	556
Balance at December 31, 2020	1,353	76	1,019	552	100	3,100

Additions in 2021	79	26	259	151	11	526
Disposals in 2021	285	17		38	19	359
Balance at December 31, 2021	1,147	85	1,278	665	92	3,267

Accumulated depreciation
Balance at January 1, 2019	1,116	104	281	94	79	1,674
Share in PHI P&E included as of Jan 1, 2019	33	1				34
Depreciation in 2019	170	13	45	99	9	336
Disposals in 2019	192	11	1	8	7	219
Balance at December 31, 2019	1,127	107	325	185	81	1,825

Depreciation in 2020	147	11	55	117	8	338
Disposals in 2020	421	71	10	28	28	558
Balance at December 31, 2020	853	47	370	274	61	1,605

Depreciation in 2021	129	12	75	151	9	376
Disposals in 2021	285	17		37	19	358
Balance at December 31, 2021	697	42	445	388	51	1,623

Carrying amounts, net

At December 31, 2019	561	34	535	259	41	1,430
At December 31, 2020	500	29	649	278	39	1,495
At December 31, 2021	450	43	833	277	41	1,644

For depreciation and amortization presentation in the statement of income see note 22.

	New Israeli Shekels in millions
	Year ended December 31,
	2019	2020	2021
Cost additions include capitalization of salary and employee related expenses	39	41	50

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -INTANGIBLE AND OTHER ASSETS

Intangible assets with finite economic useful lives:

	Licenses	Costs of obtaining contracts with customers	Customer relationships and other	Computer software(1)	Total
	New Israeli Shekels in millions
Cost
At January 1, 2019	2,123	175	279	492	3,069
Share in PHI's accounts included as of Jan 1, 2019				5	5
Additions in 2019		95	6	59	160
Disposals in 2019				61	61
At December 31, 2019	2,123	270	285	495	3,173
Additions in 2020	30	115		49	194
Disposals in 2020				137	137
At December 31, 2020	2,153	385	285	407	3,230
Additions in 2021		99		55	154
Disposals in 2021	3		277	82	362
At December 31, 2021	2,150	484	8	380	3,022

Accumulated amortization
At January 1, 2019	1,852	62	273	265	2,452
Share in PHI's accounts included as of Jan 1, 2019				2	2
Amortization in 2019	73	79	2	87	241
Disposals in 2019				60	60
At December 31, 2019	1,925	141	275	294	2,635
Amortization in 2020	27	97	3	84	211
Disposals in 2020				137	137
At December 31, 2020	1,952	238	278	241	2,709
Amortization in 2021	18	103	1	81	203
Disposals in 2021	3		277	82	362
At December 31, 2021	1,967	341	2	240	2,550

Carrying amounts, net
At December 31, 2019	198	129	10	201	538
At December 31, 2020	201	147	7	166	521
At December 31, 2021	183	143	6	140	472
	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
(1) Cost additions include capitalization of salary and employee related expenses	57	44	41

See notes 2(f)(1) and 4(1) with respect to change in accounting estimate of the useful life of the cellular license. For depreciation and amortization in the statement of income see note 22.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2019	736
Share in PHI's accounts included as of Jan 1, 2019	(169)
Additional payments in 2019	51
Balance at December 31, 2019	618
Additional payments in 2020	47
Balance at December 31, 2020	665
Additional payments in 2021	56
Balance at December 31, 2021	721

Accumulated amortization and impairment
Balance at January 1, 2019	500
Share in PHI's accounts included as of Jan 1, 2019	(38)
Amortization in 2019	28
Balance at December 31, 2019	490
Amortization in 2020	31
Balance at December 31, 2020	521
Amortization in 2021	31
Balance at December 31, 2021	552

Carrying amount, net at December 31, 2019	128

Carrying amount, net at December 31, 2020	144
Current	26
Non-current	118

Carrying amount, net at December 31, 2021	169
Current	27
Non-current	142

The amortization and impairment charges are charged to cost of revenues in the statement of income. See also note 2(g) and note 17(4).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -IMPAIRMENT TESTS

(1)Annual goodwill impairment tests in the fixed-line segment

Goodwill in the fixed-line segment is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests in the fixed-line segment as of December 31, 2019, 2020 and 2021 the recoverable amount was assessed by management with the assistance of an external independent expert (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The terminal growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2019	2020	2021
Terminal growth rate	1.0%	1.0%	1.0%
After-tax discount rate	8.0%	7.5%	7.0%
Pre-tax discount rate	9.6%	9.0%	8.5%

The impairment tests in the fixed-line segment as of December 31, 2019, 2020 and 2021 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2019, 2020 and 2021. See also note 4(3) and note 2(h).

(2)Interim impairment tests of non-financial assets in 2020

The economic slowdown in the markets triggered in March 2020 the identification of indicators for impairment of non-financial assets. In particular, the significant fall in the volume of international travel by the Company's customers has caused a significant decrease in revenues from roaming services, which affected the cellular segment. In addition, the temporary closures of shopping malls and changes in general consumer behavior adversely affected the volume of sales of equipment, which affected the cellular and the fixed-line segments.

The Company tested the recoverable amount of the fixed line segment as of March 31, 2020, based on value-in-use calculations. The recoverable amount was assessed by management with the assistance of an external independent expert (BDO Ziv Haft Consulting & Management Ltd.). The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The terminal growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

March 31, 2020
Terminal growth rate	1.0%
After-tax discount rate	8.25%
Pre-tax discount rate	9.9%

As a result of the impairment test, the Group determined that no impairment existed as of March 31, 2020.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -IMPAIRMENT TESTS (continued)

(2)Interim impairment tests of non-financial assets (continued)

The Company tested as of March 2020 the impairment of the cellular segment assets with the assistance of an external independent expert (BDO Ziv Haft Consulting & Management Ltd.), using a reasonable approximation of its fair value less costs of selling as its recoverable amount, and determined that no impairment was required.

(3)Impairment of certain fixed-line assets in the third quarter of 2021

In addition, the Company recorded, in the third quarter of 2021, a provision for an impairment of fixed-line assets in an amount of NIS 10 million, following a business change in TV services which the Company estimated would likely lead to the churn of certain fixed-line service subscribers.

NOTE 14 -OTHER RECEIVABLES AND LIABILITIES

	New Israeli Shekels
	December 31,
	2020	2021
	In millions
Other receivables and prepaid expenses - current
Prepaid expenses	38	103
Grant receivable with respect to frequencies tender		36
Other current receivables	8	13
	46	152

Deferred revenues and other
Deferred revenues from Hot mobile – current and non-current	102	70
Deferred revenues – current	56	58
Other – current	44	50
	202	178
The reduction in deferred revenues was mainly due to revenue recognized.

Other payables and provisions - current
Provisions (mainly legal claims)	13	22
Income tax payable and institutions	39	15
Payables in respect of employees	58	99
Interest payable	17	18
Liability for frequencies		31
	127	185
Liabilities and provisions – non-current
Non-current provisions for dismantling and restoring sites obligation	21	22
Other non-current liabilities	13	13
Liability for frequencies	30
	64	35

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -BORROWINGS AND NOTES PAYABLE

(1)Borrowings and Notes Payable

The Group's long term debt as of December 31, 2021 consists of borrowings from leading Israeli commercial banks and notes payable. The Group may, at its discretion, execute an early repayment of the borrowings, subject to certain conditions, including that the Group shall reimburse the lender for losses sustained by it as a result of the early repayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the early repayment date.

The notes payable are unsecured, non-convertible and listed for trade on the TASE.

The notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Composition as of December 31, 2021:

	Reference to notes	Annual interest rate
Notes payable series F	15(3) and 15(5)	2.16% fixed
Notes payable series G	15(2) and 15(6)	4% fixed
Notes payable series H	15(2)	2.08% fixed
Borrowing P (received in 2017)		2.38% fixed
Borrowing Q (received in 2017)		2.5% fixed
Borrowing R (received in 2021)	15(4)	2.55% fixed

See note 6(a)(4) as to the balances and maturities of the borrowings and the notes payable.

See note 6(c) as to the fair value of the borrowings and the notes payable.

See note 15(7) regarding financial covenants.

As of December 31, 2021, and 2020 PHI had a short term credit facility with a leading Israeli commercial bank in the amount of NIS 100 million. The Group's share in this facility is 50%. The facility is restricted for use by PHI only. As of December 31, 2021 and 2020 no funds were drawn from this facility.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -BORROWINGS AND NOTES PAYABLE (continued)

(1)Borrowings and Notes Payable (continued):

The following table details the changes in financial liabilities, including cash flows from financing activities:

		Movements in 2021
	As at December 31, 2020	Cash flows used in financing activities, net	Non cash movements
			CPI adjustments and other	Against lease ROU asset	As at December 31, 2021
	New Israeli Shekels in millions
Non-current borrowings*	138	98			236
Notes payable*	1,457	(17)			1,440
Financial liability at fair value	4		(4)
Interest payable	17	(48)	49		18
Lease liability	702	(148)	18	148	720
	2,318	(115)	63	148	2,414

* Including current maturities.

		Movements in 2020
	As at December 31, 2019	Cash flows used in financing activities, net	Non cash movements
			CPI adjustments and other	Against lease ROU asset	As at December 31, 2020
	New Israeli Shekels in millions
Non-current borrowings*	191	(52)	(1)		138
Notes payable*	1,589	(154)	22		1,457
Financial liability at fair value	28		(24)		4
Interest payable	8	(49)	58		17
Lease liability	617	(147)	18	214	702
	2,433	(402)	73	214	2,318

* Including current maturities.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -BORROWINGS AND NOTES PAYABLE (continued)

(2)Notes payable issuance

In January 2019, the Company issued a new Series G Notes, in a principal amount of NIS 225 million, payable as follows: 4 annual installments of NIS 22.5 million each, payable in June of each of the years 2022 through 2025, NIS 45 million payable in June 2026 and NIS 90 million payable in June 2027. The principal bears fixed annual interest of 4%, payable annually on June 25 of each year.

In July 2020, the Company issued in a private placement additional Series G Notes in a principal amount of NIS 300 million, under the same conditions of the original series.

In December 2021, the Company issued Series H Notes, in a principal amount of NIS 198.4 million, payable as follows: 5 annual installments, NIS 39.7 million payable in June 2025, NIS 19.8 million payable in June 2026, NIS 39.7 million payable in June of each of the years 2028 through 2029 and NIS 59.5 million payable in June 2030. The principal bears fixed annual interest of 2.08%, payable annually on June 25 of each year.

Regarding exercise of option warrants which are exercisable for Series G Notes see note 15(6).

(3)Early redemption of Notes payable

In July 2020, the Company executed a partial early redemption of Series F Notes in a total principal amount of NIS 305 million. The total amount paid was NIS 313 million. The early redemption resulted in additional finance costs of NIS 7 million.

(4)New borrowings received

Borrowing R: In December 2021, the Company received a long-term loan from a commercial bank in the principal amount of NIS 150 million. The borrowing bears unlinked interest at the rate of 2.55% per annum and will be paid in 5 annual installments, NIS 30 million payable in June 2025, NIS 15 million payable in June 2026, NIS 30 million payable in June of each of the years 2028 through 2029 and NIS 45 million payable in June 2030. The principal bears fixed annual interest payable on June 30 and December 31 of each year.

(5)Notes payable issuance commitments

According to agreements the Company entered into in December 2017 and January 2018, the Company issued in December 2019, in a framework of a private placement, an aggregate principal amount of NIS 226.75 million of additional Series F Notes to certain Israeli institutional investors.

(6)Private placement of option warrants

In April 2019, the Company issued in a private placement two series of untradeable option warrants that were exercisable for the Company's Series G Notes. The exercise period of the first series was between July 1, 2019 and May 31, 2020 and of the second series was between July 1, 2020 and May 31, 2021. The exercise price was NIS 88 for each Series G notes principal amount of NIS 100. The Series G Notes that were allotted upon the exercise of an option warrant were identical in all their rights to the Company's Series G Notes immediately upon their allotment, and are entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -BORROWINGS AND NOTES PAYABLE (continued)

(6)Private placement of option warrants (continued)

The Notes that were allotted as a result of the exercise of option warrants were registered on the TASE. The total amount received in 2019 by the Company for both series on the allotment date of the option warrants was NIS 37 million.

In 2019, 2020 and 2021, following partial exercises of option warrants which are exercisable for Series G Notes, the Company issued Series G Notes in a total principal amount of NIS 125 million, NIS 174.3 million and NIS 26.5 million, respectively.

As of December 31, 2021 no option warrants are outstanding.

(7)Financial covenants

Regarding Series F Notes, Series G Notes, Series H Notes and borrowing P, borrowing Q and borrowing R the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2021, the ratio of Net Debt to Adjusted EBITDA was 0.8.

Additional stipulations mainly include:

Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes, borrowing P and borrowing Q. Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes and borrowing R. Shareholders' equity shall not decrease below NIS 700 million and no dividends will be declared if shareholders' equity will be below NIS 850 million regarding Series H notes.

The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions. With respect to notes payable series F, series G and series H: the Company shall pay additional annual interest of 0.5% in the case of a two- notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F, Series G and Series H, shall not exceed 1.25%, 1% or 1.25%, respectively.

The Group was in compliance with the financial covenant and the additional stipulations for the year 2021.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(k).

(1)Defined contribution plan

The Group had contributed NIS 23 million, NIS 25 million and NIS 24 million for the years 2019, 2020 and 2021 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)Defined benefit plan

Liability for employee rights upon retirement, net is presented as non-current liability.

The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2(k)(i)(2)) and changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2020	150	(107)	43
Current service cost	10		10
Interest expense (income)	4	(2)	2
Employer contributions		(8)	(8)
Benefits paid	(8)	4	(4)
Remeasurements:
Experience changes	(2)		(2)
Return on plan assets		1	1
At December 31, 2020	154	(112)	42
Current service cost	14		14
Interest expense (income)	3	(2)	1
Employer contributions		(8)	(8)
Benefits paid	(16)	10	(6)
Remeasurements:
Experience changes	8		8
Return on plan assets		(16)	(16)
At December 31, 2021	163	(128)	35

Remeasurements are recognized in the statement of comprehensive income.

The expected contribution to the defined benefit plan during the year ending December 31, 2022 is approximately NIS 7 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

(2)Defined benefit plan (continued)

The principal actuarial assumptions used were as follows:

	December 31
	2020	2021
Interest rate weighted average	2.12%	3.21%
Inflation rate weighted average	0.97%	2.41%
Expected turnover rate	9%-56%	9%-70%
Future salary increases	1%-6%	1%-6%

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2021
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(0.3)	0.5
Expected turnover rate	0.1	(0.2)
Future salary increases	0.4	(0.4)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the pension liability recognized within the statement of financial position. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

The defined benefit plan exposes the Group to a number of risks, the most significant are asset volatility, and a risk that salary increases will be higher than expected in the actuarial calculations. The assets are invested in provident funds, managed by managing companies and are subject to laws and regulations, and supervision (including investment portfolio) of the Capital Markets, Insurance and Saving Division of the Israeli Ministry of Finance.

Expected maturity analysis of undiscounted defined benefits as at December 31, 2021:

NIS in millions
2022	25
2023	19
2024	16
2025 and 2026	19
2027 and thereafter	96
175

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -COMMITMENTS AND TRANSACTIONS

(1)Results of Frequencies Tender and frequency fees

In August 2020, the Ministry of Communications ("MoC") informed the Company of the results of the frequencies tender published by the MoC and the award of 10 MHz in the 700 MHz frequency band, 20 MHz in the 2600 MHz frequency band and 100 MHz in the 3500 MHz frequency band to the Company and HOT Mobile Ltd. ("HOT Mobile"), at a total price of NIS 62.38 million which shall be paid equally by the Company and HOT Mobile in September 2022. The frequencies were received in September 2020, and as a result, the Company recognized in 2020 an intangible asset at a discounted amount of NIS 30 million against other non-current liabilities. As of December 31, 2021 the liability is presented in current liabilities.

The tender documents entitled the Company to a grant of NIS 37 million for deployment of its 5G network, subject to the approval of the MoC. In October 2021 the Company received a letter from the MOC confirming that the Company has met the criteria entitling it to the grant. The grant shall be received in accordance with the schedule set out in the license and after the Company has paid the 5G license fee, expected in 2022. Since the MOC has confirmed entitlement to the grant and the reception of the grant is subject only to the Company's payment of the 5G license fee, which is under the Company's control, the grant was recognized in its entirety under current receivables against a reduction in property and equipment in its present value amount of NIS 36 million.

Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. Following the above mentioned tender completion, the Telegraph Regulations were amended, reducing the frequency fees for existing frequencies, subject to certain conditions, and establishing fees for the new frequencies received. Under the above Regulations should the Company choose to return a frequency, such payment would no longer due.

For the years 2019, 2020 and 2021 the Company recorded frequency fee expenses in a total amount of approximately NIS 79 million, NIS 75 million and NIS 66 million, respectively. The total amount of frequency fees of both the Company and Hot Mobile under the regulations are divided between the Company and Hot Mobile, through PHI, according to the OPEX-CAPEX mechanism (see also note 9).

(2)At December 31, 2021, the Group is committed to acquire property and equipment and software elements for approximately NIS 117 million.

(3)The Company entered into a non-exclusive agreement with Apple Distribution International, effective April 1, 2021, for the purchase and resale of iPhone handsets in Israel and the purchase of a minimum quantity of iPhone handsets per year, for a period of three years at market prices. The Company also ordered inventories from other suppliers. In total, at December 31, 2021, the Group is committed to acquire inventories in an amount of approximately NIS 458 million over 3 years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -COMMITMENTS AND TRANSACTIONS (continued)

(4)Right of Use (ROU)

The Group signed long-term agreements with service providers to receive indefeasible Rights of Use (ROU) of international capacities through submarine infrastructures (see note 12), most extendable until 2030. As of December 31, 2021, the Group is committed to pay for capacities over the following years an amount of NIS 84 million (excluding maintenance fees) as follows:

New Israeli Shekels in millions
2022	60
2023	11
2024	11
2025	2
84

In addition, under the terms of the ROU agreements, as of December 31, 2021 the Group is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2022 to 2023 is approximately NIS 7 million. Some payments under the ROU agreements are linked to the USD.

(5)Liens and guarantees

As of December 31, 2021, the Group has provided bank guarantees in respect of licenses (see note 1(c)) in an amount of approximately NIS 30 million, in addition to bank guarantees in favor of other parties in an aggregate amount of approximately NIS 24 million. Therefore, the total bank guarantees provided by the Group as of December 31, 2021 is NIS 54 million. In addition, the Company provided a guarantee to PHI's credit facility in an amount of NIS 50 million. PHI's credit facility is not used as at December 31, 2021 (see also notes 9 and 15).

(6)Fiber optics infrastructure

The Company signed an agreement in January 2022 to deploy additional fiber-optic infrastructure within Israel to provide to an international telecommunications operator with connections and data transfer services between the Far East/Gulf countries and Europe.

(7)Covenants and negative pledge – see note 15(7).

(8)See note 9 with respect to network sharing and PHI's commitments.

NOTE 18 -COOPERATION AGREEMENT

On November 14, 2021, PHI, entered into a framework agreement with Pelephone Communications Ltd. and Cellcom Israel Ltd, to expand the cooperation between the parties in the field of passive infrastructure sharing for cellular sites, which will allow for the unification of existing and new passive infrastructures for cellular sites. A pre-condition for the agreement to enter into force is the receipt of the approvals required by law. There is no certainty that such approvals will be received.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -LEASES

The Group leases the following assets (as a lessee) (see also notes 2(o) and 3):

(1)Buildings: The Group leases its headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 51,177 gross square meters (including parking lots). The lease term was extended in October 2020 to end on December 31, 2029 and the Company expects to exercise its option to extend it until December 31, 2034. The rental payments are linked to the Israeli CPI.

The Group also leases call centers, retail stores and service centers. The leases for each site have different lengths and specific terms. The lease agreements are for periods of two to ten years. The Group has options to extend some lease contract periods for up to twenty years (including the original lease periods). Substantially all of the rental payments are linked to the Israeli CPI and a few are linked to the dollar. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(2)Cell sites: Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to ten years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). Substantially all of the rental payments are linked to the Israeli CPI and a few are linked to the dollar. Some of the extension options include an increase of the lease payment mostly in a range of 2%-10%. Most of cell sites were assigned to PHI.

(3)Vehicles: The Group leases vehicles for periods of up to three years. The rental payments are linked to the Israeli CPI.

The extension options are negotiated by management to provide flexibility in managing the leased asset portfolio and align with the Group's business needs. Management exercised judgment and generally determined that the extension options are reasonably certain to be exercised. Generally, the Group's obligations under its leases are secured by the lessor's title to the leased assets. Set out below are the carrying amounts of right of use assets and lease liabilities recognized and the movements during the year:

	New Israeli Shekels in millions
	Lease right of use asset			Lease liability
	Buildings	Cell sites	Vehicles
Balance as at January 1, 2020	222	330	30	617
Amortization charges	(38)	(71)	(25)
Accretion of interest				18
Non-cash movements	114	65	36	214
Lease payments (principal) cash outflow				(129)
Lease payments (interest) cash outflow				(18)
Balance as at December 31, 2020	298	324	41	702
Amortization charges	(37)	(68)	(29)
Accretion of interest				18
Non-cash movements	52	63	35	148
Lease payments (principal) cash outflow				(130)
Lease payments (interest) cash outflow				(18)
Balance as at December 31, 2021	313	319	47	720
Current				125
Non-Current	313	319	47	595

Balance as at December 31, 2020	298	324	41	702
Current				120
Non-Current	298	324	41	582

See note 6(a)(4) for maturity analysis of undiscounted lease liability.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -LAWSUITS AND LITIGATIONS

A.Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 20 million at December 31, 2021. Provisions regarding the claims below were recognized when appropriate according to the Company's accounting policy (see note 2(m)(1)).

Described below are the main litigation and claims against the Group:

1.Consumer claims

This category includes class actions and motions for the recognition of these lawsuits as class actions with respect to, among others, alleged claims regarding charges and claims regarding alleged breach of the Consumer Protection Law, the Privacy Protection Law, the Communications Law (Telecommunications and Broadcasting), license provisions, other legal provisions and engagement agreements with customers.

Described hereunder are the outstanding consumer class actions and motions for the recognition of these lawsuits as class actions, detailed according to the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	14	315
NIS 101 - 400 million	5	937
NIS 401 million - NIS 1 billion	1	1,000
Unquantified claims	11	-
Total	31	2,252

With respect to five claims mentioned above, the court approved these claims as class actions as follows:

1.On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner required their customers to purchase a Smartbox device which is terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 116 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, Partner filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court and the proceedings have resumed. Partner estimates that the claim will not have a material effect on the Company's financial statements.

2.On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile required their customers to purchase a Smartbox device which is terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, the Company filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court and the proceedings have resumed. The Company estimates that the claim will not have a material effect on the Company's financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -LAWSUITS AND LITIGATIONS (continued)

A.Claims (continued)

1.Consumer claims (continued)

3.On April 21, 2016, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that the infrastructure included in the 012 Smile's plans does not support data speeds that the Company publishes to its customers. The total amount claimed against the Company if the lawsuit is certified as a class action was not stated by the plaintiffs. In January 2021, the Court approved the motion and recognized the lawsuit as a class action. The Company estimates that the claim will not have a material effect on the Company's financial statements.

4.On November 13, 2017, a claim and a motion to certify the claim as a class action were filed against 012 Smile (initially the motion was filed against Partner and 012 Smile). The claim alleges that Partner and 012 Smile charged their customers for incoming calls while they are abroad, without the calls for which they were charged being made, and without them having given a call forwarding provision. The total amount claimed is estimated by the plaintiff to be approximately NIS 53 million against Partner and approximately NIS 10 million against 012 Smile. In January 2021, the District Court approved the motion against Partner and recognized the lawsuit as a class action and dismissed the motion against 012 Smile. The Company estimates that the claim will not have a material effect on the Company's financial statements.

5.On February 28, 2017, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charged its cellular service customers who entered into agreements for fixed periods, a higher rate than agreed without receiving prior written notice. The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 4.176 million. In March 2021, the Court approved the motion and recognized the lawsuit as a class action. In June 2021, the Company filed an appeal of this decision. The Company estimates that the claim will not have a material effect on the Company's financial statements.

In addition to all the above mentioned claims the Group is a party to various claims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -LAWSUITS AND LITIGATIONS (continued)

B.Contingencies in respect of building and planning procedures

Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2021 the Company provided the local authorities with 423 indemnification letters as a pre-condition for obtaining building permits.

In case the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

According to the company’s management estimation and based on its legal counsel, a provision in the financial statement was not included.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of its sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

C.Investigation by the Israeli Tax Authority

The Israeli Tax Authority is conducting an investigation that involves document collection and the questioning of among others, several Company employees, both past and current. The investigation is seeking to determine whether there have been violations of the Eilat Free Trade Zone (Tax Exemptions and Reductions) - 1985 Law regarding the sale of cellular phones in the city of Eilat. The Company is fully cooperating with the Israeli Tax Authority. At this stage, the Company is unable to estimate the impact of the investigation on the Company, its results and its condition, if any.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -EQUITY AND SHARE BASED PAYMENTS

a.Share capital:

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. under the symbol "PTNR", and are quoted on the NASDAQ Global Select Market™, in the form of American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, under the symbol "PTNR", according to the dual listing regulations. The ADSs are evidenced by American Depositary Receipts ("ADRs"). Citibank, N.A. serves as the Company's depository for ADSs. The holders of ordinary shares are entitled vote in the general meetings of shareholders and to receive dividends as declared.

Under the provisions of the Company's licenses (note 1(c)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement of advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party. Nevertheless, under certain licenses granted, directly or indirectly, to the Company, a notice to, the Minister of Communications may be required for holding any means of control in the Company. The Company's license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both the Company and a competing operator, without the consent of the Minister of Communications, which may limit certain persons from acquiring our shares. See also note 26 (d) with respect of holdings of approved Israeli shareholders in the Company.

Through December 31, 2008 the Company purchased its own 4,467,990 shares at the cost of NIS 351 million, and during 2018 the Company purchased its own 6,501,588 shares at the cost of NIS 100 million (upon repurchase were recorded as "treasury shares"). In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party. Some of the treasury shares were offered to employees under a share based compensation plan: Company's Equity Incentive Plan as restricted shares awards ("RSAs") (see (b) below).

As of December 31, 2021 a total of 7,337,759 treasury shares remained, of which 1,349,119 were allocated to a trustee on behalf of the employees under the plan. The RSAs offered under the plan are under the control of the Company until vested under the plan and therefore are not presented in the financial statements as outstanding shares until vested.

In January 2020, the Company issued 19,330,183 shares of the Company to institutional investors, following a tender under a shelf offering, and by way of a private placement. The total net consideration received was approximately NIS 276 million. The offering expenses totaled NIS 10 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -EQUITY AND SHARE BASED PAYMENTS (continued)

b.Share based compensation to employees

(1)Description of the Equity Incentive Plan

Share options and restricted shares were granted to employees in accordance with Company's 2004 Amended and Restated Equity Incentive Plan (the "Plan"). It includes allocation of restricted shares ("RSAs") to the Company's employees and officers and determines the right to vote at the general meetings of shareholders and the right to receive dividends distributed with respect to the restricted shares. The vesting of the options and the earning of the restricted shares are subject to vesting/restriction periods as well as performance conditions set by the Company's management bodies (The Compensation Committee and The Board of Directors; and in addition, regarding the CEO - The General Assembly of Shareholders). The Company expects that the performance conditions will be met. In accordance with the Plan, under certain conditions, the share options and the restricted shares are entitled to vesting acceleration upon a change in control event. As of December 31, 2021 the company estimated that a future change of control event was probable as a result of the possible transaction referred to in note 26(c). The transaction is subject to MOC approval. The effect of this accounting estimate on the statement of operation was immaterial. The Plan's principal terms of the options include:

-Exercise price adjustment: The exercise price of options shall be reduced in the following events: (1) dividend distribution other than in the ordinary course: by the gross dividend amount so distributed per share, and (2) dividend distribution in the ordinary course: the exercise price shall be reduced the gross dividend amount so distributed per share ("Full Dividend Mechanism"), depending on the date of granting of the options.

-Cashless exercise: Most of the options may be exercised only through a cashless exercise procedure, while holders of other options may choose between cashless exercise and the regular option exercise procedure. In accordance with such cashless exercise, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

(2)Information in respect of options and restricted shares granted under the Plan:

	Through December 31, 2021
	Number of options	Number of RSAs
Granted	39,936,212	6,727,668
Shares issued upon exercises and vesting	(7,022,000)	(3,633,131)
Cancelled upon net exercises, expiration and forfeitures	(25,979,213)	(1,746,720)
Outstanding	6,934,999	1,347,817
Of which(*):
Exercisable	2,189,520	201,225
Vest in 2022	2,540,988	640,912
Vest in 2023	1,852,136	424,467
Vest in 2024	352,355	81,213

(*)	The vesting schedule takes into account the acceleration of the vesting of certain grants based on a probable future change of control event, see note 21(b)(1) above.

As of December 31, 2021 the Company expects to record a total amount of compensation expenses of approximately NIS 20 million during the next three years with respect to options and restricted shares granted through December 31, 2021.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -EQUITY AND SHARE BASED PAYMENTS (continued)

b.Share based compensation to employees (continued)

(3)Options and RSAs status summary as of December 31, 2019, 2020 and 2021 and the changes therein during the years ended on those dates:

	Year ended December 31,
	2019		2020		2021
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Share Options:		NIS		NIS
Outstanding at the beginning of the year	9,697,266	28.19	9,020,689	23.62	7,029,423	18.64
Granted during the year	1,232,226	16.21	1,035,635	14.24	3,827,782	15.60
Exercised during the year	(70,824)	16.62	(296,450)	14.71	(3,048,724)	17.98
Forfeited during the year	(235,150)	18.74	(252,547)	18.42	(196,000)	13.97
Expired during the year	(1,602,829)	46.64	(2,477,904)	34.10	(677,482)	24.29
Outstanding at the end of the year	9,020,689	23.62	7,029,423	18.64	6,934,999	16.83
Exercisable at the end of the year	5,623,921	27.11	4,071,714	20.04	2,189,520	19.46
Shares issued during the year due exercises	3,166		46,747		447,222

RSAs:
Outstanding at the beginning of the year	1,209,521		1,230,464		1,007,423
Granted during the year	397,476		398,055		820,059
Vested during the year	(284,427)		(534,053)		(404,025)
Forfeited during the year	(92,106)		(87,043)		(75,640)
Outstanding at the end of the year	1,230,464		1,007,423		1,347,817
	Options granted in 2019	Options granted in 2020	Options granted in 2021
Weighted average fair value of options granted using the Black & Scholes option-pricing model – per option (NIS)	3.34	3.71	4.41
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	33.52%	37.24%	42.31%
Risk-free interest rate	0.57%	0.21%	0.18%
Expected life (years)	3	3	2
Dividend yield	*	*	*
*	Due to the Full Dividend Mechanism the expected dividend yield used in the fair value determination of such options was 0% for the purpose of using the Black & Scholes option-pricing model.

The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option's expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees' exercise behavior and anticipated future condition. The fair value of RSAs was evaluated based on the stock price on grant date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -EQUITY AND SHARE BASED PAYMENTS (continued)

b.Share based compensation to employees (continued)

(4)Information about outstanding options by expiry dates:

Share options outstanding as of December 31, 2021 have the following expiry dates and exercise prices:

Expire in	Number of share options	Weighted average exercise price in NIS
2022	1,789,042	19.03
2023	2,366,252	15.44
2024	879,343	18.68
2025	202,124	16.34
2026	641,178	14.36
2027	1,057,060	16.26
	6,934,999	16.83

The expiry schedule takes into account the acceleration of the vesting of certain grants based on a probable future change of control event, see note 21(b)(1) above

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -INCOME STATEMENT DETAILS

(a)Revenues:

The aggregate amount of transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as of December 31, 2021, in addition to deferred revenues(see note 14), is approximately NIS 204 million (mainly services). Of which the Group expects that approximately 50% will be recognized as revenue during 2022, approximately 20% will be recognized as revenue during 2023, and the rest in later years. The above excludes contracts that are for periods of one year or less or are billed based on time incurred, as permitted under IFRS 15 the transaction price allocated to these unsatisfied contracts is not disclosed.

Disaggregation of revenues:

	Year ended December 31, 2021 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	933	680	(72)	1,541
Segment revenue - Services to business customers	766	386	(58)	1,094
Segment revenue - Services revenue total	1,699	1,066	(130)	2,635
Segment revenue - Equipment	602	126		728
Total Revenues	2,301	1,192	(130)	3,363
	Year ended December 31, 2020 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	942	604	(83)	1,463
Segment revenue - Services to business customers	721	389	(65)	1,045
Segment revenue - Services revenue total	1,663	993	(148)	2,508
Segment revenue - Equipment	545	136		681
Total Revenues	2,208	1,129	(148)	3,189

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -INCOME STATEMENT DETAILS (continued)

	Year ended December 31, 2019 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	990	513	(87)	1,416
Segment revenue - Services to business customers	808	412	(76)	1,144
Segment revenue - Services revenue total	1,798	925	(163)	2,560
Segment revenue - Equipment	571	103		674
Total Revenues	2,369	1,028	(163)	3,234
	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Revenues from services are recognized over time.

Revenues from equipment are recognized at a point of time, except for revenues from equipment that were recognized over time: revenues from operating leases according to IFRS 16	17	10	8

Revenues from services include revenues from operating leases according to IFRS 16	57	73	78

(b)Cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Transmission, communication and content providers	746	786	800
Cost of equipment and accessories	500	510	550
Depreciation and amortization	603	546	565
Wages, employee benefits expenses and car maintenance	312	282	292
Costs of handling, replacing or repairing equipment	71	66	61
Operating lease, rent and overhead expenses	73	75	75
Network and cable maintenance	99	97	88
Internet infrastructure and service providers	173	157	136
IT support and other operating expenses	57	56	58
Amortization of deferred expenses - rights of use	28	31	31
Other	45	58	76
Total cost of revenues	2,707	2,664	2,732

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -INCOME STATEMENT DETAILS (continued)

(c)Selling and marketing expenses

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Wages, employee benefits expenses and car maintenance	102	81	103
Advertising and marketing	44	42	41
Selling commissions, net	28	31	32
Depreciation and amortization	106	123	132
Operating lease, rent and overhead expenses	4	2	2
Other	17	12	13
Total selling and marketing expenses	301	291	323

(d)General and administrative expenses

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Wages, employee benefits expenses and car maintenance	85	81	93
Professional fees	21	21	23
Credit card and other commissions	13	13	13
Depreciation	14	14	16
Other	16	16	19
Total general and administrative expenses	149	145	164

(e)Employee benefit expenses

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Wages, employee benefits expenses and car maintenance, before capitalization	543	482	526
Less: expenses capitalized (notes 10, 11)	(96)	(85)	(91)
Service costs: defined benefit plan (note 16(2))	12	10	14
Service costs: defined contribution plan (note 16(1))	23	25	24
Employee share based compensation expenses (note 21(b))	17	12	15
	499	444	488

In December 2021 the Company signed a renewal of collective employment agreement with the employees' representatives and the Histadrut New General Labor Organization (hereinafter - the "Parties") for an additional period of three years, with certain changes, at a cost that is immaterial for the Company. Under the Collective Employment Agreement it was agreed, among others things, on a salary increase budget for 2022, in the amount of 3%, to be differentially allocated. In addition, the Parties agreed to negotiate at a later time a salary increase and participation in the Company's profits mechanism for the years 2023- 2024.

In January 2022, a letter from the labor union and the employees' representatives stating various claims was presented to the Company, in light of the possible Transaction by the Offerer (see note 26(c)). The Company responded that the claims presented are only relevant in light of a change of control, which has not yet occurred.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -OTHER INCOME, NET

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Unwinding of trade receivables	23	21	20
Other income, net	5	9	8
	28	30	28

NOTE 24 -FINANCE EXPENSES

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Interest expense and other finance expenses	55	59	50
Interest for lease liabilities	20	18	18
Finance expenses	75	77	68

NOTE 25 -INCOME TAX EXPENSES

a.Corporate income tax rates applicable to the Group

The Group is taxed according to the regular corporate income tax in Israel.

The corporate tax rate in Israel is 23% for the year 2018 and thereafter.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -INCOME TAX EXPENSES (continued)

b.Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2019	Charged to the income statement	Charged to retained earnings upon implementation of IFRS 16	As at December 31, 2019	Charged to the income statement	As at December 31, 2020	Charged to the income statement	Charged to the comprehensive income statement	As at December 31, 2021
Allowance for credit losses	43	(4)		39	(5)	34	(5)		29
Provisions for employee rights	17	1		18	(5)	13	3	(2)	14
Depreciable fixed assets and software	(19)	8		(11)	12	1	14		15
Lease - Right-of-use assets	-	17	(151)	(134)	(18)	(152)	(4)		(156)
Leases liabilities	-	(15)	157	142	19	161	5		166
Intangibles and deferred expenses	(19)	(21)		(40)	(13)	(53)	2		(51)
Carry forward losses	11	10		21	(1)	20	(7)		13
Options granted to employees and other	5	1		6	(1)	5	(1)		4
Total	38	(3)	6	41	(12)	29	7	(2)	34

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -INCOME TAX EXPENSES (continued)

b.Deferred income taxes (continued)

	New Israeli Shekels
	December 31,
	2020	2021
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	188	200
Deferred tax assets to be recovered within 12 months	76	69
	264	269
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	184	184
Deferred tax liabilities to be recovered within 12 months	51	51
	235	235
Deferred tax assets, net	29	34

c.Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see (a) above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Profit before taxes on income, as reported in the income statements	19	27	99
Theoretical tax expense	4	6	23
Increase in tax resulting from disallowable deductions	5	4	4
Negative taxes (taxes on income) in respect of previous years	(7)	3	(34	)**
Temporary differences and utilization of tax losses for which no deferred income tax asset was recognized	(2)	(3)	(9	)**
Income tax expenses (income)	*	10	(16)

*	Representing an amount of less than NIS 1 million.
**	See also note 25(e)(1)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -INCOME TAX EXPENSES (continued)

d.Taxes on income included in the income statements:

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
For the reported year:
Current	3	2	12
Deferred, see (c) above	4	5	15
In respect of previous years:
Current	(7)	(4)	(21	)**
Deferred, see (c) above		7	(22	)**
	*	10	(16)

*	Representing an amount of less than NIS 1 million.
**	See also note 25(e)(1)

e.Tax assessments:

1)On December 31,2021 the Company signed a settlement agreement with the Israel tax authority ("ITA") in relation to a tax audit for the income tax years 2016-2019. According to the agreement, the Company paid an amount of NIS 2.5 million as a settlement in respect of the abovementioned years, in addition to advances already paid in past. Following the agreement, the Company reduced income tax provisions and recognized deferred taxes, in respect of amounts, which according to the agreement will be deductible in future years. The impact on the Company income taxes was a net income of NIS 43 million.

2)A Group's subsidiary received final income tax assessments through the year ended December 31, 2016.

3)As a general rule, income tax self-assessments filed by two other subsidiaries through the year ended December 31,

2016 are, by law, now regarded as final.

f.Tax losses carried forward to future years:

At December 31, 2020, the Company had carry forward tax losses of approximately NIS 51 million which fully utilized during 2021. As of December 31, 2020 The Company recognized deferred tax asset in respect of the tax losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	27	21	25
Long term employment benefits	3	3	6
Employee share-based compensation expenses	12	7	11
	42	31	42

	New Israeli Shekels
	December 31,
	2020	2021
Statement of financial position items - key management	In millions
Current liabilities:	9	15
Non-current liabilities:	10	9

b.In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

c.Principal shareholder:

Approximately 27% of the Company issued and outstanding shares and voting rights are held by a receiver (under Israeli law).

On November 12, 2019, the District Court of Tel Aviv the (“Court”) issued a court order the (“Court Order”) under which attorney Ehud Sol (the “Receiver”) was appointed as receiver for 49,862,800 of the Company's shares, representing as of February 1, 2022, approximately 27% of the Company's issued and outstanding share capital and the largest block of shares held by a single shareholder. The shares (the “Pledged Shares”) had been purchased by S.B. Israel Telecom Ltd. (“S.B. Israel Telecom“) from Advent Investments Pte Ltd (“Advent”) in 2013; in connection with the purchase, S.B. Israel Telecom assumed certain debt owed to Advent, and agreed that such debt would be secured by, among other things, the Pledged Shares. S.B. Israel Telecom defaulted on the payment, and on November 11, 2019, consented to enforcement and foreclosure proceedings with respect to the Pledged Shares.

The Court Order was issued due to an application filed by Advent (“Advent's Application”) and granted the Receiver substantial rights related to the Pledged Shares, including the right to participate in our shareholders’ meetings, to vote the Pledged Shares, to receive dividends, and any contractual right related to the Pledged Shares, although as noted below, the Receiver may not sell or transfer the Pledged Shares without the Court’s approval. Without derogating from those rights of the Receiver, S.B. Israel Telecom remains the holder of legal title to the Pledged Shares. On December 9, 2019, the Ministry of Communications granted, within its powers, a permit to the Receiver to exercise means of control of the Company by himself. As a result, the Receiver has the power to substantially influence the nomination of the Company’s Board of Directors and to play a preponderant if not decisive role in other decisions taken at meetings of the Company's shareholders. The Receiver is expected to hold such rights until the Pledged Shares are sold or transferred to Advent, actions that would require the Court’s approval according to the Court Order and Advent's Application.

On December 14, 2021, the Court granted an approval in principle, effective as of December 15, 2021, for the purchase of the Pledged Shares by a group of parties led by the Phoenix group, Mr. Avi Gabbay and Mr. Shlomo Rodav (jointly, the “Offeror”), on an “as is” basis, in consideration for US $ 300,000,000 (the “Transaction”), as proposed by the Offeror. On January 9, 2022, the Competition Authority granted its approval. The Transaction is still subject to the approval of the Ministry of Communications”.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

d.Holdings of approved Israeli shareholders in the Company: The provisions of the Company's cellular license require, among others, that the “founding shareholders or their approved substitutes”, as defined in the cellular license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications. Notwithstanding the aforesaid, the controlling stake of the Phoenix Group (one of the Company’s approved Israeli shareholders) has been sold to foreign entities. On November 12, 2019, the Israeli Ministry of Communications issued a temporary order (which ended on November 1, 2020) (the “Temporary Order”) amending the Company’s cellular license and reducing the percentage that the approved Israeli entities are required to hold (from 5% to 3.82% of the means of control in the Company). On July 7, 2020, the MoC published an amendment to the Company's cellular license which provides that the license terms applicable to Israeli shareholders may be replaced by an order issued by virtue of the Communications Law (Telecommunications and Broadcasting), 1982. Since the regulatory procedure allowing the above-mentioned license amendment to take place was still ongoing at the time, on October 26, 2020, the Israeli Ministry of Communications extended the term of the Temporary Order (ending on March 1, 2021). This temporary order allowed the Ministry and the Company sufficient time in which to resolve the issue of holdings of approved Israeli shareholders in the Company. During February 2021, the regulatory procedure allowing the above-mentioned license amendment to take place has been completed. There was no material impact on the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -EARNINGS PER SHARE

Following are data relating to the profit and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31,
	2019	2020	2021
Profit used for the computation of basic and diluted EPS attributable to the owners of the Company (NIS in millions)	19	17	115

Weighted average number of shares used in computation of basic EPS (in thousands)	162,831	182,331	183,203

Add - net additional shares from assumed exercise of employee stock options and restricted shared (in thousands)	777	857	1,131

Weighted average number of shares used in computation of diluted EPS (in thousands)	163,608	183,188	184,334

Number of options and restricted shares not taken into account in computation of diluted earnings per share, because of their anti-dilutive effect (in thousands)	8,952	6,466	4,470

Annex “B”

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2021

The following report is a summary only, and is not intended to be a comprehensive review of the company’s business and results of its operations and financial condition for the year 2021. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (the "Form 20-F"). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

This report, as well as Form 20-F, includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report regarding our future performance, revenues or margins, market share or reduction of expenses, regulatory developments, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular and fixed-line telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks see “Item 3D Risk Factors,” “Item 4 Information On The Company”, “Item 5 Operating And Financial Review And Prospects,” “Item 8A.1 Legal And Administrative Proceedings” and “Item 11 Quantitative And Qualitative Disclosures About Market Risk”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels.  This report contains translations of NIS amounts into US dollars at December 31, 2021 NIS 3.110 =US$ 1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Consolidated Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Composition of revenues and cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2020	2021
	In millions

Service revenues	2,508	2,635
Equipment revenues	681	728
Total revenues	3,189	3,363

Cost of revenues – Services	2,128	2,156
Cost of revenues – Equipment	536	576
Total Cost of revenues	2,664	2,732

Gross profit	525	631

Total revenues.  In 2021, total revenues were NIS 3,363 million (US$ 1,081 million), an increase of 5% from NIS 3,189 million in 2020.

Revenues from services. Service revenues in 2021 totaled NIS 2,635 million (US$ 847 million), an increase of 5% from NIS 2,508 million in 2020.

Revenues from equipment sales. Equipment revenues in 2021 totaled NIS 728 million (US$ 234 million), an increase of 7% from NIS 681 million in 2020, largely reflecting an increase in the volume of retail cellular equipment sales compared with the lower sales volumes in 2020 resulting from the closure of sales points during certain COVID-19-related lockdown periods. The increase was partially offset by decreases in the volume of fixed-line equipment sales and of cellular equipment sales to wholesale customers.

Gross profit from service revenues. The gross profit from service revenues in 2021 was NIS 479 million (US$ 154 million), compared with NIS 380 million in 2020, an increase of 26%. The increase reflected an increase in gross profit from service revenues for the cellular segment, partially offset by a decrease in gross profit from service revenues for the fixed-line segment. See also note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2021 was NIS 152 million (US$ 49 million), compared with NIS 145 million in 2020, an increase of 5%. As with revenues from equipment sales, the increase largely reflected the increase in the volume of retail cellular equipment sales as a result of the closure of sales points during certain COVID-19-related lockdown periods in 2020.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses totaled NIS 496 million (US$ 159 million) in 2021, an increase of 8% compared with NIS 459 million in 2020. The increase mainly reflected an increase in workforce expenses compared with the lower workforce expenses in 2020 as part of the cost-cutting measures taken in 2020 to mitigate the impact of the COVID-19 crisis on revenues. The increase also reflected an increase in amortization expenses of customer contract costs, as the number of customer contracts increased.

Total operating expenses ("OPEX"). Total operating expenses increased by NIS 30 million, or 2%, in 2021 compared with 2020 to a total of NIS 1,901 million (US$ 611 million); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies, see reconciliation below. The increase mainly reflected the increase in workforce expenses in the fixed-line segment compared with the lower workforce expenses in 2020 as part of the cost-cutting measures taken in 2020 to mitigate the impact of the COVID-19 crisis on revenues. The increase also reflected increases in TV content expenses and expenses related to the government-mandated fiber incentive fund from 2021. These effects were partially offset by decreases in wholesale internet infrastructure access expenses, credit losses and interconnect expenses. See Items 5A.2a and 5A.2b for a breakdown of total operating expenses by segment.

Reconciliation of Segment Information to Total Operating Expenses	Year ended December 31,
	2020	2021
	NIS in millions

Segment cost of revenues – Services	2,128	2,156
Add Operating expenses	459	496
Deduct depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation)	(716)	(751)
Total Operating Expenses	1,871	1,901

Including depreciation, amortization and other expenses (mainly amortization of employee share-based compensation), total operating expenses in 2021 amounted to NIS 2,652 million (US$ 853 million), an increase of 3%, or NIS 65 million, compared with NIS 2,587 million in 2020. See also note 22 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 28 million (US$ 9 million) in 2021, a decrease of 7% compared with NIS 30 million in 2020. See also note 23 to our consolidated financial statements.

Operating profit. Operating profit for 2021 was NIS 163 million (US$ 52 million), an increase of 70% compared with operating profit of NIS 96 million in 2020. The increase in operating profit mainly reflected the increase in service revenues which more than offset the increase in operating expenses including depreciation and amortization expenses.

Finance costs, net. Finance costs, net in 2021 were NIS 64 million (US$ 21 million), a decrease of 7% compared with NIS 69 million in 2020. The decrease mainly reflected the one-time expense in 2020 of approximately NIS 7 million relating to the partial early repayment of the Company’s Notes Series F during the year. See also “Item 5B Liquidity and Capital Resources.”

Profit before income tax. Profit before income taxes for 2021 was NIS 99 million (US$ 32 million), an increase of NIS 72 million compared with NIS 27 million in 2020, mainly reflecting the increase in operating profit.

Income taxes on profit. The Company recorded income tax income of NIS 16 million (US$ 5 million) for 2021, compared with income tax expenses of NIS 10 million for 2020.

In 2021, the Company recorded one-time income of NIS 43 million in income tax reflecting the impact of the signing of a tax assessment with the tax authority for the years 2016 to 2019.

The overall effective tax rate of the Company was minus 16% in 2021 compared with 37% in 2020, largely as a result of the one-time income tax income in 2021.

Excluding the one-time income, the effective tax rate of the Company in 2021 would have been 27% compared with the regular corporate tax rate in Israel of 23%, reflecting disallowable deductions. The Company’s effective tax rate is expected to continue to be higher than the general Israeli corporate tax rate (excluding one-time effects) mainly due to disallowable deductions.  See also note 25 to our consolidated financial statements.

Profit. Profit in 2021 was NIS 115 million (US$ 37 million), an increase of NIS 98 million compared with NIS 17 million in 2020. Based on the weighted average number of shares outstanding during 2021, basic earnings per share or ADS was NIS 0.63 (US$ 0.20), compared with NIS 0.09 in 2020.

For information regarding potential downward impacts on profits in 2022, see “Item 5D.2 Outlook.”

Adjusted EBITDA. Adjusted EBITDA in 2021 totaled NIS 922 million (US$ 296 million), an increase of 12% or NIS 100 million from NIS 822 million in 2020. As a percentage of total revenues, Adjusted EBITDA in 2021 was 27%, compared with 26% in 2020.

Results of Operation By Segment For The Year Ended December 31, 2021 Compared To The Year Ended December 31, 2020

Cellular Segment

Total revenues. Total revenues for the cellular segment in 2021 were NIS 2,301 million (US$ 740 million), an increase of 4% from NIS 2,208 million in 2020.

Revenues from services. Service revenues for the cellular segment in 2021 totaled NIS 1,699 million (US$ 546 million), an increase of 2% from NIS 1,663 million in 2020. The increase was mainly the result of growth in the cellular subscriber base of 187,000 subscribers, or 7%, in 2021 and a moderate increase in revenues from roaming services following the significant negative impact of the COVID-19 crisis on revenues from roaming services in 2020. The increase was partially offset by a decrease in interconnect revenues following the significant increase in incoming call volumes in 2020 related to the COVID-19 crisis.  It was also partially offset by the continued price erosion of cellular services due to on-going competitive market conditions which remain intense, although with less negative impact on the Company’s revenues than in previous years.

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2021 totaled NIS 602 million (US$ 194 million), an increase of 10% from NIS 545 million in 2020, mainly reflecting the increase in the volume of retail cellular equipment sales as a result of the closure of sales points during certain COVID-19-related lockdown periods in 2020, partially offset by a decrease in the volume of cellular equipment sales to wholesale customers.

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2021 was NIS 104 million (US$ 33 million), compared with NIS 94 million in 2020, an increase of 11%. This increase mainly reflected the increase in the volume of retail cellular equipment sales as a result of the closure of sales points during certain COVID-19-related lockdown periods in 2020, as described above.

Cost of service revenues. The cost of service revenues for the cellular segment decreased by 6% from NIS 1,403 million in 2020 to NIS 1,321 million (US$ 425 million) in 2021. This decrease mainly reflected a decrease in depreciation and amortization expenses related to the cellular network, as some fully depreciated network equipment was not replaced, as well as in workforce and related expenses, interconnect expenses and network maintenance expenses. These effects were partially offset by expenses in an amount of NIS 12 million related to the government-mandated fiber incentive fund which began operating in 2021.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the cellular segment in 2021 amounted to NIS 302 million (US$ 97 million), an increase of 1% from NIS 300 million in 2020. The increase mainly reflected an increase in workforce and related expenses compared with the lower workforce expenses in 2020 as part of the cost-cutting measures taken in 2020 to mitigate the impact of the COVID-19 crisis on revenues. The increase also reflected an increase in selling commissions, net. These increases in expenses were partially offset by an immaterial decrease in credit losses, reflecting both a decrease in provisions for expected credit losses related to the sale of equipment with long term financing plans as well as the provision for expected credit losses related to the COVID-19 crisis that was recorded in 2020.

Total operating expenses ("OPEX"). Total operating expenses (OPEX is not a financial measure under IFRS and is not necessarily comparable to similarly titled measures for other companies; see "Item 5A.2" for reconciliation on a consolidated basis) for the cellular segment totaled NIS 1,212 million (US$ 390 million) in 2021, a decrease of 3% or NIS 41 million from NIS 1,253 million in 2020, principally due to the decreases in credit losses, network and cable maintenance, interconnect expenses and workforce and related expenses. These decreases were partially offset by the expenses related to the government-mandated fiber incentive fund, as discussed above. See also note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share-based compensation), total operating expenses totaled NIS 1,623 million (US$ 522 million), a decrease of 5% compared with NIS 1,703 million in 2020.

Operating profit. Overall, operating profit for the cellular segment in 2021 was NIS 197 million (US$ 63 million), an increase of NIS 124 million compared with NIS 73 million in 2020, mainly reflecting the decrease in operating expenses including depreciation and amortization expenses and other expenses and the increases in cellular segment service revenues and in gross profit from equipment sales.

 Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 616 million (US$ 198 million) in 2021, an increase of 16% from NIS 533 million in 2020, largely for the same reasons as the increase in operating profit (excluding depreciation and amortization expenses and other expenses). As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2021 was 27% compared with 24% in 2020.

Fixed Line Segment

Total revenues. Total revenues in 2021 for the fixed-line segment were NIS 1,192 million (US$ 383 million), an increase of 6% compared with NIS 1,129 million in 2020.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 1,066 million (US$ 343 million) in 2021, an increase of 7% compared with NIS 993 million in 2020. This increase mainly reflected the increase in revenues resulting from the growth in internet and TV services, which was partially offset by a decline in revenues from international calling services (including the market for wholesale international traffic) which continue to be adversely affected by the increased penetration of internet-based solutions. See also "Item 3D.2p The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services."

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2021 totaled NIS 126 million (US$ 41 million), a decrease of 7% compared with NIS 136 million in 2020, mainly reflecting a decrease in the volume of sales of fixed-line equipment for both business and private customers. The decrease in the volume of sales for private customers was largely related to the Company’s decision in the final quarter of 2021 to cease selling internet routers to private customers.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2021 was NIS 48 million (US$ 15 million), compared with NIS 51 million in 2020, a decrease of 6%, again largely a reflection of the impact of the decrease in sales recorded from sales of fixed-line equipment for both business and private customers.

Cost of service revenues. The cost of service revenues for the fixed-line segment increased by 11% from NIS 873 million in 2020 to NIS 965 million (US$ 310 million) in 2021. This increase mainly reflected a significant increase in depreciation and amortization expenses related to the fiber-optic network, customer equipment and the costs of obtaining contracts with customers. In addition, the Company recorded, in Q3 2021, a provision for an impairment of fixed-line assets in an amount of NIS 10 million, following a strategic business change in TV services which the Company estimated would likely lead to the churn of certain fixed-line service subscribers. The increase in cost of service revenues also reflected an increase in workforce and related expenses which was partially explained by the lower workforce expenses in 2020 as part of the cost-cutting measures taken in 2020 to mitigate the impact of the COVID-19 crisis on revenues) and an increase in TV content expenses.

These increases were partly offset by a decrease in wholesale internet infrastructure expenses reflecting both the impact of the decrease in the regulated wholesale access tariff at the beginning of 2021 and the decrease in the number of Company subscribers using Bezeq or Hot’s infrastructure. The increases in cost of service revenues were also partly offset by and decreases in international calling services expenses and in interconnect expenses.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the fixed-line segment in 2021 amounted to NIS 194 million (US$ 62 million), an increase of 22% from NIS 159 million in 2020. The increase mainly reflected increased workforce and related expenses, partially explained by the lower workforce expenses in 2020 as part of the cost-cutting measures taken in 2020 to mitigate the impact of the COVID-19 crisis on revenues, and increased depreciation and amortization expenses related to the growth in fixed-line segment services.

Total operating expenses ("OPEX"). Total operating expenses (OPEX is not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies; see Item 5A.2 for reconciliation on a consolidated basis) for the fixed-line segment totaled NIS 819 million (US$ 263 million) in 2021, an increase of 7% or NIS 53 million from NIS 766 million in 2020. See also note 22 to our consolidated financial statements. The increase principally reflected the increases in workforce and related expenses, partially explained by the lower workforce expenses in 2020 as part of the cost-cutting measures taken in 2020 to mitigate the impact of the COVID-19 crisis on revenues, and in TV content expenses, partially offset by the decrease in wholesale internet infrastructure expenses. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation), total operating expenses for the fixed-line segment totaled NIS 1,159 million (US$ 373 million), an increase of 12% compared with NIS 1,032 million in 2020.

Operating profit/loss. Operating loss for the fixed-line segment was NIS 34 million (US$ 11 million) in 2021, a decrease of NIS 57 million compared to operating profit of NIS 33 million in 2020. The decrease mainly reflected the impact of the growth in fixed-line segment services on depreciation and amortization expenses and the increase in workforce and related expenses, which was partially explained by the lower workforce expenses in 2020 as part of the cost-cutting measures taken to mitigate the impact of the COVID-19 crisis on revenues.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment was NIS 306 million (US$ 98 million) in 2021, an increase of 6% from NIS 289 million in 2020. The increase resulted from the growth in services revenues, which was partially offset by the increase in total operating expenses (excluding depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation)). As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2021 was 26%, unchanged from 2020.

Annex “C”

Date: ______________
Dear Mr. ________________

Letter of Indemnification and Release

1.
Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you for any liability or expense that you incur or that is imposed on you in consequence of an action or an inaction by you (including prior to the date of this letter), in your capacity of an officer or director in Partner or as an officer or director on behalf of Partner in a company controlled by Partner or in which Partner has a direct or indirect interest (such companies being referred to herein as “Subsidiaries”), as follows:

1.1.
Financial liability that you incur or is imposed on you in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the court; provided, that such liability pertains to one or more of the events set out in Schedule I hereto, which, in the opinion of the Board of Directors of Partner, are anticipated in light of Partner's activities at the time of granting this undertaking and are at the sum or measurement of indemnification determined by the Board of Directors to be reasonable given the circumstances set forth herein;

1.2.
Reasonable litigation expenses, including legal fees, that you may incur or for which you will be ordered to pay by a court in the context of proceedings filed against you by or on behalf of Partner or by a third party, or in a criminal proceeding in which you are acquitted or if you are convicted, for an offense which does not require criminal intent; and

1.3.
Reasonable litigation expenses, including legal fees that you may incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against you and either (i) no financial liability was imposed on you in lieu of criminal proceedings, or (ii) financial liability was imposed on you in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in or in the law referred to in the Israeli Companies Law of 1999 (the “Israeli Companies Law”), or in relation to a financial sanction ("itzum caspi").

1.4.
Payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) ((52נד(א)(1)(א) of the Israeli Securities Law of 1968 (the "Israeli Securities Law"), including by indemnification in advance.

1.5.
Expenses incurred in connection with a Procedure ("halich"), as defined in Section 56.8(a)(1) (56ח(א)(1)) of the Israeli Securities Law (a "Procedure"), in connection with any of your affairs including, without limitation, reasonable litigation expenses, including legal fees, including by indemnification in advance.

1.5A	Expenses that you may incur with respect to a proceeding in accordance with the Restrictive Trade Practices Law of 1988, including reasonable litigation expenses that include attorney fees.

1.6.	Any other liability or expense indemnifiable under any applicable law.

2.
Partner may not indemnify you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner's best interest; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine, a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed upon you; and (v)  a Procedure ("halich").

Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter (including the limitations as to amount in Section 3.13) and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

3.	Indemnification pursuant to this letter will be subject to applicable law and to the following terms and conditions:

3.1.
That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

3.2.
That Partner reserves the right to represent you in the proceedings or to appoint legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you on reasonable grounds). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process.  The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration or by mediation or by settlement, it shall be allowed to do so; provided, that you do not incur any additional expense or liability due to such arbitration, mediation or settlement or that you have otherwise agreed to such arbitration, mediation or settlement. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel. Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.3.
That whether or not Partner shall operate in accordance with section 3.2 above, indemnification shall still cover all and every kind of expense incurred by you that is included in section 1 of this letter so that you will not have to pay or finance them yourself.  You will not be indemnified for any expenses arising from a settlement, mediation or arbitration unless Partner has agreed to the settlement, mediation or arbitration.

3.4.
That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

3.5.
That in the event that you are paid for any sums in accordance with this letter of indemnification and release in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to the lowest interest rate for purposes of Section 3(9) of the Income Tax Ordinance (or any other legislation replacing it) which does not cause a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

3.6
That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification and release even when you are no longer an officer or director in Partner or in a Subsidiary on Partner’s behalf, as long as the events that led to the payments, costs and expenses for which indemnification is being sought are a result of an action or an inaction taken by you as such officer or director.

3.7
The terms contained in this letter will be construed in accordance with the Israeli Companies Law and in the absence of any definition in the Israeli Companies Law, pursuant to the Israeli Securities Law. Schedule I hereto constitutes an integral part hereof.

3.8
The obligations of Partner under this letter shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, including, ipso facto, as further expanded in the future, and for the purposes for which it was intended. Without derogating from the generality of the foregoing, it is clarified that with respect to any expansion of indemnification that is currently, or will in the future be, permitted by law following incorporation of specific provisions in Partner’s Articles of Association, such expansion be in effect ipso facto even prior to such incorporation, based on Article 34.1 of the Articles of Association, which allows indemnification to the fullest extent permitted by law. In the event of a conflict between any provision of this letter and any provision of the law that cannot be superseded, changed or amended, said provision of the law shall supersede the specific provision in this letter, but shall not limit or diminish the validity of the remaining provisions of this letter.

3.9
The indemnification under this letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to Partner. It is hereby agreed that your agreement to accept this letter constitutes your irrevocable agreement that any previous undertaking of Partner for indemnification towards you, to the extent granted, shall become void automatically upon your signing this letter. Notwithstanding the above, if this letter shall be declared or found void for any reason whatsoever, then any previous undertaking of Partner for indemnification towards you, which this letter is intended to replace, shall remain in full force and effect.

3.10
Partner may, in its sole discretion and at any time, revoke its undertaking to indemnify hereunder, or reduce the Maximum Indemnity Amount (as defined in section 3.13 below) thereunder, or limit the events to which it applies, either in regard to all the officers or to some of them, to the extent such change or revocation relates solely to events that occur after the date of such change; provided, that prior notice has been given to you of its intention to do so, in writing, at least 60 days before the date on which its decision will enter into effect. No such decision will have a retroactive effect of any kind whatsoever, and the letter of indemnification and release prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that occurred prior to such change or revocation, even if the proceeding in respect thereof is filed against you after the change or revocation of the letter of indemnification and release. In all other cases, this letter may not be changed unless Partner and you have agreed in writing.

3.11
This undertaking to indemnify is not a contract for the benefit of any third party, including any insurer, and is not assignable nor will any insurer have the right to demand participation of Partner in any payment for which an insurer is made liable under any insurance agreement that has been made with it, with the exception of the deductible specified in such agreement. For the avoidance of any doubt in the event of death this letter will apply to you and your estate.

3.12
No  waiver, delay, forbearance to act or extension granted by Partner or by you will be construed in any circumstance as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

3.13
The aggregate indemnification amount payable by Partner to all directors, officers and other indemnified persons (including, inter alia, officers and directors nominated on behalf of Partner in Subsidiaries), pursuant to all letters of indemnification issued to them by Partner on or after October 17, 2013, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount under this Section 3.13 (the “Maximum Indemnity Amount”), for any occurrence of an event set out in Schedule I hereto (each, an “Event”), will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment); provided, however, that under the circumstances where indemnification for the same Event is to be made in parallel to you under this letter and to one or more indemnified persons under indemnification letters issued (or to be issued) by Partner containing a maximum indemnity amount which is the higher of 25% of shareholders equity and 25% of market capitalization (the "Combined Maximum Indemnity Amount"), the Maximum Indemnity Amount for you hereby shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under any other indemnification letter containing the Combined Maximum Indemnity Amount.

3.14
The Maximum Indemnity Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through Partner or on your behalf) and Partner will not be required to indemnity you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party.  In the event there is any payment made under this letter and such payment is covered by an insurance policy, Partner shall be entitled to collect such amount of payment from the insurance proceeds. You will return to Partner any amount that you may receive pursuant to this letter, which is based on data or financial results that will later on be found to be erroneous and will be restated in Partner's financial statements, as will be implemented by Partner's Board of Directors.

3.15
If the indemnification amount Partner is required to pay to its directors and other indemnified persons, as mentioned in section 1 above, exceeds at any time the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount in accordance with section 3.13 above after deducting any indemnification amounts paid or payable by Partner to any of its directors or other indemnified persons at such time (all, as determined and clarified in Section 3.13 above or in the other applicable indemnification letters), such Maximum Indemnification Amount or remaining balance will be allocated among the directors and the other indemnified persons entitled to indemnification, in the same ratio as with respect to any Event the amount for which each individual director or other indemnified person may be indemnified is to the aggregate amount that all of the relevant directors and other indemnified persons involved in the Event may be indemnified.

3.16	The foregoing does not derogate from Partner's right to indemnify you retroactively in accordance with that permitted by the Articles of Association of Partner and applicable law.

4.	Release

4.1
The Company releases you in advance, subject to the provisions of the Companies Law, from your liability towards the Company for any damage caused and/or that will be caused to the Company, insofar as will be caused, in consequence of the breach of your duty of care toward the Company while acting in good faith, in your capacity as an officer or director in Partner or the Subsidiaries for the events and to the extent that will be allowed at the time of release by law. The said release from liability will be for amounts for which the officers or directors are not entitled to indemnification in accordance with the Company's D&O insurance policy.

4.2
Partner may not release you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner's best interest; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine, a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed upon you and (v) a breach of duty of care in a Distribution ("haluka").

4.3	In addition to the limitations of the release according to any law, the release shall not apply to the following cases:

a.
Any counterclaim of the Company against an officer or director as a result of a claim of an officer or director against the Company, except for when the claim of the officer is to protect his rights that stem from labor law in accordance with the law or a personal employment agreement between himself and the Company or a resolution duly adopted by the Company's organs in respect of directors remuneration.

b.
Resolution or transaction in which the controlling shareholder or any officer or director in the Company (including other officers or directors than the officer or director being granted the release) has a personal interest.

5.	Sections 3.6-3.9 and 3.11-3.12 above will apply Mutatis Mutandis to release.

6.
In sections 4 and 5 -"acting" – or any derivative of it as set forth in the Companies Law, including also a decision and/or omission and including all of the actions taken by you before the date of this letter during the periods in which you were employed and/or served as an officer or director of the Company and/or during the periods in which you were an officer, employee or agent of the Company in another corporation in which the Company directly or indirectly holds securities.

7.
For the avoidance of doubt, it hereby determined that this letter of indemnification and release shall not cancel or derogate or constitute a waiver of any other indemnification that the officer or director is entitled to in accordance with the provisions of any law or in accordance with any previous undertaking of the Company and/or previous agreement with the Company, insofar as the said undertaking is legally valid, and from any other resolution of the Company to grant indemnification to an officer or director in the Company. It is hereby clarified that the Company will not be obligated to indemnify an officer or director for the same event, in accordance with any previous undertaking (if and insofar as it will be valid) as well as in accordance with this letter of indemnification and release. In any case in which an officer or director can be indemnified, by law, both in accordance with this Letter of indemnification and release and a previous undertaking of the Company, the Company's Audit Committee (and insofar as the majority of its members have a Personal Interest, a special committee of two directors that do not have a Personal interest shall be formed) shall decide, subject to all legal provisions, according to which undertaking the officer or director should be indemnified.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “U.S. Securities Act”) may be permitted to Partner’s directors and officers, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

The law of the State of Israel shall govern this Letter of Indemnification and Release and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Letter of Indemnification and Release, except if an indemnification claim is related to a legal proceeding, already filed by a third party in a different court.

Respectfully,

______________________
On behalf of
Partner Communications Company Ltd.

I accept the terms and conditions of the above. I am aware that Partner has granted (and may grant) indemnification letters with maximum indemnity amounts different from the Maximum Indemnity Amount under this letter (including, without limitation, the Combined Maximum Indemnity Amount) and consequently, the beneficiaries of those indemnification letters may receive higher indemnification amounts than me, and I will have no claim against Partner in that respect. I am also aware that my agreement to accept this letter constitutes my irrevocable agreement that any previous undertakings of Partner for indemnification, to the extent granted, should become void automatically upon my signing this letter. Notwithstanding the above, if this indemnification letter shall be void for any reason whatsoever, then, any previous undertaking of Partner for indemnification towards me shall remain in full force and effect.

Signature: _____________

Name:  ________________

Date:  ________________

Schedule I

Subject to the provisions of the law, the following are the events referred to in section 1.1 of the Letter of Indemnification and Release:

1.
Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

Without limiting the generality of the foregoing, Partner's public offering of equity in 1999, public offering of debt securities in 2000, public offering of debt securities in 2005 (including any subsequent offer and sale of the debt securities of that class), redemption of debt securities in 2005, shelf registration in 2009, private offering of debt securities in 2009, public offering of debt securities in 2010, private offering of debt securities in 2011, public offering of debt securities in 2011 and shelf registration in 2012.

2.
All matters relating to Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are or were traded on a stock exchange (including, without limitation, Nasdaq stock market, the Tel Aviv Stock Exchange and the London Stock Exchange), whether in Israel or abroad.

3.
The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

4.	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

5.
A Transaction, Extraordinary Transaction, or an Activity within the meaning of Section 1 of the Israeli Companies Law, including negotiations for entering into a Transaction or an Activity, the transfer, sale, acquisition or charge of assets or liabilities (including securities) or the grant or acceptance of a right in any one of them, receiving credit and the grant of collateral, as well as any act directly or indirectly involving such a Transaction or Activity.

6.
Investments which Partner and/or its Subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

7.
The merger acquisition or other business combination or restructuring, or any such proposed transaction and any decision related to it (by Partner or another person) of Partner, any subsidiary thereof and/or any affiliate thereof with, of or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, or any dissolution, receivership, creditors' arrangement, stay of proceeding or any similar proceeding, of Partner, any of its Subsidiaries and/or any of its affiliates.

8.
Tender offers for Partner's securities, including in connection with Partner's Board of Directors' opinion regarding a Special Tender Offer as defined in the Israeli Companies Law or refraining from such opinion.

9.
Labor relations and/or employment matters in Partner, its Subsidiaries and/or its affiliates and trade relations of Partner, its Subsidiaries and/or its affiliates, including with independent contractors, customers, suppliers and service providers.

10.	The testing of products developed and/or marketed by Partner, its Subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

11.
The intellectual property of Partner, its Subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating to intellectual property infringement.

12.
Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its Subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

13.
The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction or arrangement, whether or not requiring the imposition of any pledge or lien.

14.	Any Distribution (“haluka” - as defined in the Israeli Companies Law).

Without limiting the generality of the foregoing, any share repurchase and distribution of dividends, including, without limitation, in 2005 and distribution of dividends during the calendar years of 2006, 2007, 2008, 2009, 2010 (including the special dividend distribution as of March 2010, approved by the District Court), 2011 and 2012.

15.	Taking part in or performing tenders.

16.
The making of any statement, including a representation or opinion made by an officer or director of Partner in such capacity whether in public or private, including during meetings of the Board of Directors or any committee thereof.

17.	An act in contradiction to the Articles of Association or Memorandum of Partner.

18.	Any action or omission in connection with voting rights in Partner.

19.          Any action or decision in relation to work safety and/or working conditions.

20.          Actions taken pursuant to any of Partner’s licenses, or any breach thereof.

21.	Decisions and/or actions pertaining to the environment and/or the safety of handsets, including radiation or dangerous substances.

22.	A payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) (52נד(א)(1)(א)) of the Israeli Securities Law.

22A.	Expenses incurred with respect to a proceeding in accordance with the Restrictive Trade Practices Law of 1988, including reasonable litigation expenses that include attorney fees.

23.	Negotiation for, signing and performance or non-performance of insurance policies.

24.
Events associated with the drawing up and/or approval of financial statements, including the acts or omissions relating to the adoption of financial reports (including International Financial Reporting Standards IFRS), preparation and signing Partner's financial statements, consolidated or on a sole basis, as applicable, as well as the editing or approval of the Directors' report or business plans and forecasts, providing an estimate of the  effectiveness of Partner's internal controls and other matters in connection with the financial statements and Directors' report and provision of statements relating to the financial statements.

25.	Events associated with business plans, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with other parties.

26.
Reporting and/or filing of applications or reports, under any applicable law (including immediate reports, periodic or other), disclosure, messaging, providing (or failure to provide) information, statements, declarations, evaluations, presentations, opinions, reviews, requests for approval, or otherwise to any governmental or quasi-governmental authority, stock exchange or regulatory body whether in Israel or abroad.

27.
Actions and any legal process, whether in Israel or abroad, relating, directly or indirectly, to any governmental or quasi-governmental authority, including with respect to trade restrictions, restrictive arrangements, mergers and monopolies.

28.	Investigations conducted against you by any governmental or quasi-governmental authority.

29.
Class actions, including class actions in respect of the environment, consumer protection or complaints, roaming, content services, the Communications Law of 1982, any of Partner’s licenses, Partner’s contracts, and anti-trust, derivative actions or any other legal proceedings against you and/or Partner and/or any of its Subsidiaries in connection with your role and/or activities in Partner or on its behalf.

30.
All matters relating to the change of control transaction, entered into on August 12, 2009, between Advent Investments Pte. Ltd. and Scailex Corporation Ltd. (“Scailex”), under which Scailex agreed to acquire 78,940,104 Ordinary Shares of Partner.

31.	All matters relating to a potential sale of Partner’s securities by any Material Shareholder (“ba’al menaya mahuti”) of Partner.

32.	Transactions or agreements entered into between Partner and any of its shareholders or between shareholders of Partner.

33.	Transfer of information to shareholders or potential shareholders of Partner, including Interested Parties.

34.	All matters relating to breach of Partner contracts.

35.
Activities Partner may pursue in new areas such as transmission services, access to high-speed Internet services, fixed line and long-distance telephony services, cable television and other communication services to subscribers.

36.
Establishment, registration, administration, or making use of registries and information databases, including as required by the provisions of the Protection of Privacy Law of 1981 (including regulations, orders, directives, rules or provisions and instructions) issued by any competent authority or by virtue of those authorities and any decision or other action relating to said law.

37.
A suspicion as to perpetration of an offence and/or breach of a statutory obligation under any law because of an action taken by Partner and that, according to any law, can also be attributed to you and/or because of an action taken by you by virtue of your function as officer or director in Partner and/or that was taken for the sake of Partner and/or on its behalf.

38.
A payment or non-payment to any governmental authority under any applicable law, including the payment of income tax, sales tax, betterment tax on real estate, transfer taxes, excise, value added tax, stamp tax, customs, National Insurance payments, municipal levies, royalty fees or any other fees, levies, financial sanction ("itzum caspi") in connection with any of Partner’s licenses, and including any kind of fines, interest and linkage increments.

39.	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

40.	Any of the foregoing events, relating to your service as an officer or director in any of Partner's Subsidiaries on Partner's behalf.

41.	Any of the foregoing events, as it may relate to 012 Smile Telecom Ltd. or to any company in which it has a direct or indirect interest.

In each of the events specified above, including, without limitation, in connection with documents relating to these matters, and in connection with actions or decisions relating to these matters, and in connection with representations and undertakings made relating to these matters, including, without limitation, such representations and undertakings made towards third parties (including, without limitation, governmental authorities) or towards Partner or anyone on its behalf (including, without limitation, advisors, such as accountants, lawyers, etc.).

In each of the events specified above, reference to any action includes also failure to perform an action (omission) or performing it poorly (including, without limitation, non- performance of an action required under law or performing it in a poor manner that does not comply with the legal requirements), and including, without limitation, making a decision; in each case, unless the context in a specific item above does not allow this interpretation.

* * * * *

Annex “D”

Translation of Sections 21-24 of the License

21.	Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred,  either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
Any of the said Means of Control, or a part of them, in the Licensee, may not be transferred in any way,  if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	Deleted[1]

21.5
[2]Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee[3].

1 Amendment No. 52
2 Amendment No. 3
3 Amendment No. 4

21.7 (a)
Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of theregistration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:
“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of [4]Founding Shareholders or their Substitutes  reduces to less than  [5][6] 26[7]% of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8, unless an instruction was given to the Licensee in accordance with article 13 of the law, as set forth in section 22A.2(2)9. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.10

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.[11].

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

4 Amendment No. 25
5 Amendment No. 9
6 Amendment No. 28
7Amendment No. 31
8 Amendment No. 31
9 Amendment No. 105
10 Amendment No. 25
11 Amendment No. 31

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes[12]

22A.1
The total cumulative holdings of the "Founding Shareholders or their Substitutes", as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of Control in the Licensee.

22A.2
[13](1) The total cumulative holdings of  "Israeli Entities", one or more, which are among the Founding Shareholders or their Substitutes, out of the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22.1A above, shall be at a rate not less than five percent (5%) of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

Israeli Entity"- for an individual-an Israeli Citizen or Resident of Israel, for a corporation- a corporation that was incorporated in Israel and an individual that is an Israeli Citizen and a Resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter, “Israeli Citizen”- as defined in the Nationality Law, 5712-1952; “Resident”-as defined in the Inhabitants Registry Law, 5725-1965; "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

(2) Sub-section (1) shall not apply, if the corporation was given an instruction in accordance with Article 13 of the Law, as set forth in Article 22A.2(2).14

12 Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005
13 Amendment No. 105
14 Amendment No. 122-"On 17.2.21 Partner Communications Company Ltd. was given a provision in accordance with section 13 of the Telecommunications Law that includes alternative requirements for the Israeli requirement as set forth in Article 22.2A(2) of this License".

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the  Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of  up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth. [15]This Article shall not apply if an instruction was given to the Licensee in accordance with Article 13 of the Law, as set forth in Article 22A.2(2).

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM.

The CSM  shall consist of at least 4  Directors with Clearance  including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the  CSM. A resolution that was adopted or an action that was taken by the CSM , shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider  in accordance with the mandatory  provisions of the Companies Law, 5759-1999, or in accordance with the mandatory  provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of  Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

15 Amendment No. 105

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters

22A.7	(a)
The Minister shall appoint an observer for the Board of Directors and committee meetings, that has security clearance and security compatibility that will be determined by the General Security Services.

(b)	The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c)
In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d)	Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e)
The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery  of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f)
If the observer believes  that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM  and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; [16]the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

16 Amendment No. 10

24.1	Prohibition of Conflict of interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

24.2[17]	Without derogating from the aforementioned in Article 24.1, the Licensee may reach a Cooperation Agreement as set forth in Article 19.1B.

17 Amendment No. 83

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION OF THE BINDING
HEBREW VERSION OF THE DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY
ISRAELI LAW]

Date: June 22, 2022
And complementary notice dated July 14, 2022

Partner Communications Company Ltd.

Complementary Deed of Vote - Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices)  (2005)

Name of the Company
Partner Communications Company Ltd. (the “Company”).

Type, date and place of general meeting
Annual General Meeting (the “AGM”) will be held on Thursday, July 28, 2022 at 14:00 (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is +972-54-7814191.

Pursuant to the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), as amended (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to items 1, 4-6 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”). For the shareholder’s convenience, items 2-3 on the agenda are also included in this document although said items are not subject to the Regulations Procedure.

For the shareholders’ convenience, items 2-3  on the agenda, which are not subject to the Regulations Procedure, are set forth below:

Item 2 on the agenda- Discussion of the auditor’s remuneration for the year ended December 31, 2021, as determined by the Audit Committee and by the Board of Directors of the Company, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2021; and

Item 3 on the agenda- Discussion of the Company’s audited financial statements for the year ended December 31, 2021 and the report of the Board of Directors for such period.

Items 1, 4-6 on the agenda, which are subject to the Regulations Procedure, are set forth below:

Item 1 on the agenda- Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting, and to authorize the Board of Directors to approve, after approval by the Audit Committee, the remuneration of the Company's auditor, in accordance with the scope and nature of their services.

Item 4 on the agenda - to elect and appoint the following five (5) directors ~~from the following seven (7) candidates~~ to serve as directors on the Company’s Board of Directors until the close of the next annual general meeting: Mr. Gideon Kadusi, Mr. Shlomo Rodav, ~~Mr. Yehuda Saban,~~ Ms. Anat-Cohen-Specht, Mr. Doron Steiger~~, Mr. Ori Yaron~~ and Mr. Shlomo Zohar (the "Candidates to Serve as Directors").

~~The five directors that will be appointed to the Board of Directors, as the case may be, will be the Candidates to Serve as Directors that receive the most votes in favor of their appointment by the AGM, subject to their appointment receiving the required legal majority.~~

A shareholder participating in the vote on item 4 on the agenda may vote his position on the Deed of Vote with respect to the appointment of each of the Candidates to Serve as Directors separately.

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the AGM, unless otherwise provided in the Company’s Articles of Association, and shall serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.

The Candidates to Serve as Directors will terminate their office as directors of the Company as of the end of the AGM. The ~~Company's Board of Directors has resolved to recommend to the~~ AGM is requested to elect and appoint the following five directors ~~from the following seven candidates~~ to serve as directors on the Company’s Board of Directors until the close of the next annual general meeting: Mr. Gideon Kadusi, Mr. Shlomo Rodav, ~~Mr. Yehuda Saban,~~ Ms. Anat Cohen-Specht, Mr. Doron Steiger~~, Mr. Ori Yaron~~ and Mr. Shlomo Zohar. ~~The five directors that will be appointed will be those directors that receive the most votes in favor of their appointment by the AGM, subject to their appointment receiving the required legal majority.~~ Following the first publication of this Deed of Vote, Mr. Yehuda Saban and Mr. Ori Yaron decided to remove their candidacy for another term as directors in the Company and they will cease to serve as directors in the Company as of the end of the AGM. No change is hereby made to the services of Dr. Jonathan Kolodny, Ms. Michal Marom-Brikman and Ms. Roly Klinger as external directors (Dahatzim) of the Company.

The Company's Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Ms. Michal Marom-Brikman, Dr. Jonathan Kolodny, Mr. Shlomo Rodav, ~~Mr. Yehuda Saban,~~ Ms. Anat Cohen-Specht, Mr. Doron Steiger and Mr. Shlomo Zohar were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Ms. Marom-Brikman, Mr. Kadusi, Ms. Roly Klinger, Dr. Kolodny, Ms. Cohen-Specht and Mr. Zohar qualify as independent directors under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy) and also qualify as independent directors according to U.S. law. U.S law requires that all the members of the Audit Committee and the Compensation Committee be independent directors. It should be noted that Mr. Barry Ben Zeev ceased to serve as a director in the Company on October 31, 2021.

In compliance with the Israeli Companies Law and the Company’s Articles of Association, the Extraordinary General Meeting of shareholders  held on March 18, 2020 (the “2020 EGM”), approved the compensation terms for the current directors and those that will serve from time to time, including external directors and independent directors (excluding the Chairman of the Board of Directors, insofar as separate compensation terms will be determined with respect to the Chairman), which includes an annual fee, an attendance fee, reimbursement of Reasonable Expenses, benefit from the D&O insurance policy, and Indemnification and Release Letter  (the "Compensation Terms"). For further information regarding the 2020  EGM see https://www.sec.gov/Archives/edgar/data/0001096691/000117891320000846/zk2024174.htm and https://mayafiles.tase.co.il/rpdf/1284001-1285000/P1284244-00.pdf

The Compensation Terms of the Candidates to Serve as Directors are in accordance with those that were approved by the 2020 EGM.

Following is a list and brief biography of the ~~seven~~five candidates proposed to serve as a director on the Company's Board of Directors ~~(from which, as stated, the five candidates who will receive the highest number of votes in favor at the AGM will be selected):~~:

a.
Mr. Gideon Kadusi - was appointed to the Board of Directors of Partner in April 2022. Mr. Kadusi has a consulting firm that provides business consulting services to owners and CEOs of mid-size private companies since 2015. Prior to that he served from 2014-2015 as the Acting CEO of Medton-Hedim Ltd. and former VP at Africa Israel Investments and Bezeq and as a board member at Bezeq’s Subsidiaries. Mr. Kadusi holds a B.Sc.T.E in Electrical and Electronics Engineering and an Executive M.B.A, both from Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Kadusi is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

b.
Mr. Shlomo Rodav - was appointed to the Board of Directors in April 2022. Mr. Rodav served from 2020-2021 as the chairman of the Board of Directors of Yeinot Bitan Ltd. Prior to that he served from 2018-2020 as chairman of the Board of Directors of Bezek-the Israel Telecommunication Corp. Ltd. and prior to that he served as chairman and a board member of various public companies including Tnuva Ltd., Gilat Satellite Telecommunication Ltd. and as chairman of the Board of Directors of Partner in 2013. Mr. Rodav is an accounting and financial expert, and holds a BA in Economics from Tel-Aviv University and an MBA degree from Columbia University. To the best knowledge of the Company and the Company's Directors, Mr. Rodav is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

~~c.~~
~~Mr. Yehuda Saban - was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner Oil Exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban serves on the Board of Directors of Israel Opportunity Energy Resources LP and as Chairman of its Compensation and Audit Committee as of June 2015. Mr. Saban also serves as director of operations for Israel and VP of Business Development at Ellomay Capital Ltd. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Saban is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.~~

~~d.~~c.
Ms. Anat Cohen-Specht - was appointed to the Board of Directors of Partner in April 2022. Ms. Cohen Specht serves as an external director on the Board of Directors of the Israel Airports Authority and is managing partner at UrbaniPro, a global real estate investment company. Previously, she served from 2015-2017 as the CEO of Suny Cellular Communications Ltd. During the years 2008-2015 she served in various senior positions in private telecommunication companies. Ms. Cohen-Specht holds a B.A in Humanities and the History of Art and an Executive M.B.A, both from Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Ms. Cohen-Specht is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

~~e.~~d.
Mr. Doron Steiger - was appointed to the Board of Directors of Partner in April 2022. Mr. Steiger serves as active chairman and advisor for Kibbutz Revivim and CEO of Kerur Holdings Ltd. Mr. Steiger is a board member of public and private companies including Novolog Ltd., Jafora Tabori Ltd., Jafora Ltd., Ashdar Building Company Ltd., and Tapugan Industries Ltd. Between 2010-2021 Mr. Steiger provided financial and business development consulting services to private companies. Mr. Steiger is an accounting and financial expert, and holds a B.A in Economics and an M.B.A-Financing, both from Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Steiger is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

~~f.~~
~~Mr. (Adv.) Ori Yaron - was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron served from 2010 until 2016 as a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association. To the best knowledge of the Company and the Company's Directors, Mr. Yaron is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.~~

~~g.~~e.
Mr. Shlomo Zohar was appointed to the Board of Directors of Partner in October 2020. He serves, among others, as a director at Delek USA Energy, Inc., Ham-Let (Israel –Canada) Ltd. and Isras Investment Company Ltd. Between January 2006 and December 2009, Mr. Zohar served as a member and chairman of the boards of directors of Israel Discount Bank Ltd., Mercantile Discount Bank Ltd., Israel Discount Capital Markets & Investments Ltd. and Israel Credit Cards, Ltd. During this time, Mr. Zohar also served as a member and vice chairman of the board of directors of Israel Discount Bank of New York and as a member of the board of directors of Discount Bancorp, Inc. Mr. Zohar served as Chief Executive Officer of A.D.O. Group Ltd. from July 2011 until December 2018 and served as an executive vice chairman of the Board of ADO Properties SA and since June 2018 he serves as chairman of the executive committee at Bar Ilan University. From 1980 to December 2005, he was a partner in the accounting firm of Zohar, Zohar & Co., CPA (Isr). Mr. Zohar is a certified public accountant in Israel. He holds a B.A. in Economics and Accounting from Bar-Ilan University and an MBA degree from McGill University. To the best knowledge of the Company and the Company's Directors, Mr. Zohar is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

~~The five directors that will be appointed to the Board of Directors, as the case may be, will be the Candidates to Serve as Directors that receive the most votes in favor of their appointment by the AGM, subject to their appointment receiving the required legal majority.~~

A shareholder participating in the vote on item 4 on the agenda may vote his position on the Deed of Vote with respect to the appointment of each of the Candidates to Serve as Directors separately. ~~It should be clarified that this vote may be done with respect to each and every one of the Candidates to Serve as Directors and the shareholder is not limited to vote with repect to five of the Candidates to Serve as Directors.~~

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to elect and appoint the following five (5) directors ~~from the following seven (7) candidates~~ to serve as directors on the Company’s Board of Directors until the close of the next annual general meeting: Mr. Gideon Kadusi, Mr. Shlomo Rodav, ~~Mr. Yehuda Saban,~~ Ms. Anat Cohen-Specht, Mr. Doron Steiger~~, Mr. Ori Yaron~~ and Mr. Shlomo Zohar to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

RESOLVED: this resolution is in the best interest of the Company.”

Item 5 on the agenda-to approve the compensation terms of Mr. Shlomo Rodav and Mr. Doron Steiger as directors, including the grant of Indemnification and Release Letters.

In compliance with the Israeli Companies Law and the Company’s Articles of Association, the 2020 EGM approved the compensation terms for the current directors and those that will serve from time to time, including external directors and independent directors (excluding the Chairman of the Board of Directors, insofar as separate compensation terms will be determined with respect to the Chairman), which includes an annual fee, an attendance fee, reimbursement of of Reasonable Expenses, benefit from the D&O insurance policy, and Indemnification and Release Letter (the "Compensation Terms"). The 2020 EGM noted that regarding directors that will be appointed in the future, insofar as they will be appointed, that are controlling parties or their relatives or that a controlling shareholder has an interest in their appointment, additional resolutions may need to be adopted in accordance with the law.

 For further information regarding the compensation of our directors see https://www.sec.gov/Archives/edgar/data/0001096691/000117891320000846/zk2024174.htm and https://mayafiles.tase.co.il/rpdf/1284001-1285000/P1284244-00.pdf

On April 4, 2022, Amphissa Holding Limited Partnership (“Amphissa”) purchased 49,862,800 of the Company’s Ordinary Shares which constitute approximately 27% of the Company’s issued and outstanding share capital. Therefore Amphissa is considered as a Controlling Party according to section 268 to the Israeli Companies Law. To the best knowledge of the Company, one of two general partners of Amphissa is Israel Lighterage and Supply Co. Ltd. (“Lighterage and Supply”) which is 50% owned by Mr. Shlomo Rodav.

Mr Doron Steiger serves as CEO of Kerur Holding Ltd. ("Kerur"), 63% owned by Lighterage and Supply.

Mr. Shlomo Rodav and Mr. Doron Steiger were appointed to the Company's Board of Directors on April 7, 2022. Therefore, following the approval of the Compensation Committee and the Board of Directors, it is proposed to approve the compensation terms of Mr. Shlomo Rodav and Mr. Doron Steiger as directors, including the grant of Indemnification and Release letters, effective from their appointment date on April 7, 2022, which are identical to the compensation terms that were approved by the 2020 EGM with respect to current directors and those that will serve from time to time, including external directors and independent directors as mentioned above (the “Compensation Terms”). The Compensation Terms are in accordance with the Company's Compensation Policy for Office Holders which was approved by the shareholders at the AGM dated October 29, 2019 (the “Compensation Policy”). For the terms of the Compensation Policy, see Annex "D" from the Company’s Report on Form 6-K filed on August 28, 2019 (incorporated herein by reference) at:  https://www.sec.gov/Archives/edgar/data/0001096691/000117891319002275/zk1923445.htm and https://maya.tase.co.il/reports/details/1250374/2/0.

Mr. Shlomo Rodav and Mr. Doron Steiger are also covered under the current D&O insurance policy, which their coverage was approved by the Compensation Committte according to regulation 1B1 in accordance with the Companies Regulations (Relief for Transactions with Interested Parties), 5760-2000.

It should be noted that Compensation Committee and the Board of Directors have resolved that the Maximum Indemnity Amount in the Indemnification and Release Letter is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Indemnification and Release Letter are anticipated in light of Partner's current activities. The Indemnification and Release Letter is attached as Annex "C".

It is proposed that at the AGM the following resolutions be adopted:

(i)	RESOLVED: to approve the Compensation Terms of Mr. Shlomo Rodav and Mr. Doron Steiger as directors effective from their appointment date on April 7, 2022;

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

Item 6 on the agenda- to approve the terms of office and employment of the CEO of the Company, Mr. Avi Gabbay including a special bonus for the year 2022 and the grant of an Indemnification and Release Letter, but excluding the annual cash bonus and equity incentive.

On May 23, 2022, in accordance with the recommendation of the Company's Nominating Committee, the Board of Directors of the Company announced the appointment of Mr. Avi Gabbay, to the office of CEO of the Company, effective June 1, 2022.

According to that stated, presented herewith for approval are the terms of office and employment of the CEO.

As of the dates of the Proxy Statement, the terms of office and employment of the CEO do not include an annual cash bonus for the year 2023 and henceforth (but include terms for a special bonus for the year 2022) and equity incentive. These components will be brought separately for the approval of the Compensation Committee, the Board of Directors and the General Meeting of Shareholders after formulation of a new Compensation Policy for the Company's office holders.

This summary is qualified in its entirety by reference to the description in the Proxy Statement.

Pursuant to section 272 (C.1.)(1) of the Israeli Companies Law, a company’s engagement with the company’s general manager in relation to his terms of office and employment that conforms to the compensation policy, must be approved by the compensation committee, the board of directors and the general meeting of the shareholders by a special majority set forth in section 267A of the Israeli Companies Law.

In addition, to the best knowledge of the Company, one of two general partners of Amphissa is Zela Holdings Ltd., a company wholly owned by Mr. Gabbay. Therefore his terms of office and employment must also be approved as a transaction with a controlling shareholder according to sections 270(4) and 272 of the Israeli Companies Law.

In light of the recommendation of the nominating committee appointed by the Board of Directors to appoint a CEO, upon conclusion of the comprehensive and orderly process that it conducted, the Board of Directors determined that Mr. Avi Gabbay is the most suitable candidate to serve as CEO and lead Partner in its continued business activity for the coming years.

As stated above, the Compensation Committee and the Board of Directors of the Company resolved that the terms of office and employment for Mr. Gabbay would be approved in two tranches and that the annual bonus arrangements applicable as of 2023 and the equity compensation component will be brought separately for approval to the Compensation Committee, the Board of Directors and the General Meeting of Shareholders after formulation of a new Compensation Policy for office holders.

The Compensation Committee of the Company discussed the terms of office and employment of the Company’s CEO that are brought for the approval of this AGM after which the Company’s Board of Directors discussed the matter. The directors determined that the current components of Mr. Gabbay’s terms of office and employment are in accordance with the Company’s Compensation Policy.

The Compensation Committee and the Board of Directors considered the provisions of the Compensation Policy, which include, inter alia, the requirement that compensation be linked to performance and that a correlation must be made between the interests of the Company’s CEO and the interests of the Company and its shareholders, while examining criteria and relevant benchmarks in the market.

Prior to the meetings that approved Mr. Gabbay’s terms of office and employment that are brought for the approval of this AGM, data was presented to the Compensation Committee and to the Board of Directors of the Company with regard to: the CEO’s package of terms of office and employment; with regard to the Compensation Policy and its implications in terms of the cost of employing him at the Company; with regard to the comparative analysis conducted by Professor Moshe Zviran Ltd. of the terms of office and employment of CEOs at companies comparable to the Company; with regard to Mr. Gabbay's education, expertise, professional experience and achievements and the degree of responsibility required for the position of CEO and the challenges he faces and data regarding the ratio between the proposed compensation and the Salary Cost of the rest of the Company’s employees and, particularly, the ratio to the average Salary Cost and the median Salary Cost of such employees and the impact of the gaps between them on labor relations in the Company.

The rationale of the Compensation Committee and the Board of Directors for approving the terms of office and employment of the Company’s CEO are set forth in the Proxy Statement.

Considering the set of parameters and considerations, as well as the arguments specified in the Proxy Statement, and considering, inter alia, the size of the Company, and the scope, complexity and nature of its operations, considering the complexity of the office and the degree of responsibility being imposed on Mr. Avi Gabbay, the Compensation Committee and the Board of Directors determined that the terms of employment of the CEO, Mr. Avi Gabbay, are fair, reasonable and customary, under the circumstances. The Compensation Committee and Board of Directors have resolved to recommend to the AGM, to approve the terms of office and employment of the CEO, Mr. Avi Gabbay.

In accordance with the Israeli Companies Law, if the shareholders oppose the approval of the said terms of office and employment, the Compensation Committee and Board of Directors may approve said plan, in “special cases”, notwithstanding shareholders’ opposition, after having held another discussion of the terms of office and employment, and on the basis of detailed reasoning that considered the rationale behind the AGM’ opposition and determined that this resolution is in the best interest of the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED: to approve the terms of office and employment of the CEO, Mr. Avi Gabbay including the grant of an Indemnification and Release Letter effective from his appointment date on June 1, 2022;

(ii)	RESOLVED: this resolution is in the best interest of the Company.”

For further details in respect of the items on the AGM agenda and the complete wording of the proposed resolutions, kindly see the Proxy Statement dated June 22, 2022 distributed with this Deed of Vote.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9 a.m. to 5 p.m. (Israel time) following prior coordination at telephone number +972-54-7814191, until the time of the AGM, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for the approval of each of the items on the agenda:

The required majority for the approval of item 1 on the agenda, and of item 4 on the agenda, which is subject to the Regulations Procedure, is the vote of the holders of a majority of the Company's Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter. ~~For item 4 on the agenda, the five directors that will be appointed to the Board of Directors of the Company, as the case may be, will be the directors who will receive the highest number of votes in favor at the AGM, subject to their appointment receiving the required legal majority.~~

No vote is required in connection with the discussion of items 2-3 on the agenda. The required majority for the approval of items 5-6 on the agenda, which is subject to the Regulations Procedure, is the vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, including section 268 of the Israeli Companies Law, “Controlling Party”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of these items, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Notice of Disclosure of linkage (zika) and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether the shareholder has a Personal Interest in the resolution, the shareholder is a Controlling Party in the Company, is a Senior Office Holder or is an Institutional Investor (as the case may be), as set in the Israeli Companies Law and Deed of Vote Regulations. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of items 5-6 on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s Licenses. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

A Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. A Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

Following legislative changes, the Israeli Securities Authority has established an electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system, following a registration process, no later than six hours before the time fixed for the AGM.

The Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s offices no later than 4 hours prior to the time of the AGM or voted electronically as set forth above.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Sarit Hecht, Adv., Company Secretary, or Helit Megido, Adv. or Tami Levy, Adv. Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly “deed of vote” or “position notice” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices by the shareholders in respect of items 1, 4-6 on the agenda is: July 19, 2022.

The deadline for submission of the Board of Directors’ response to Position Notices (if any) is: July 24, 2022.

Changes to the agenda and publication of Position Notices

After filing the Deed of Vote, changes to the AGM agenda may be made, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than June 29, 2022 (seven (7) days following the date of filing the attached Proxy Statement). In such case, the Company will file an amended agenda and an amended Deed of Vote no later than July 6, 2022. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. Additionally, Position Notices may be published, as stated above.

The Deed of Vote (or the amended Deed of Vote, if any) and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that he is not interested in receipt of such link or he is interested in receipt of Deeds of Vote by mail (for charge). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of June 20, 2022, the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) is: 9,253,771.20 Ordinary Shares.

As of June 20, 2022, the amount of shares equivalent to five percent of the Company’s voting rights (excluding treasury shares) not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 6,760,631.20 Ordinary Shares.

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding each item on the agenda which is subject to the Regulations Procedure (items 1,4-6), in the second part of this Deed of Vote. With respect to item 4 on the agenda, a shareholder may vote his position in relation to the appointment of each of the Candidates to Serve as Directors, separately. No vote is required in connection with the discussion of items 2-3 on the agenda.

Partner Communications Company Ltd.

Date: June 22, 2022

Addendum

Deed of Vote - Part II

In accordance with Regulation 5(a) of the Companies Regulations (Deeds of Vote and Position Notices) 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)

The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Sarit Hecht, Adv., Company Secretary, or Helit Megido, Adv. or Tami Levy, Adv., Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 4810302 Israel (kindly mark clearly "deed of vote" or "position paper" on the envelope)

Company’s registration number: 520044314

Time of the meeting: Thursday, July 28, 2022 at 14:00 Israel time.

Type of meeting: Annual General Meeting

The Record Date: June 28, 2022.

Note - In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: __________________________________________
The country issuing the passport: _________________
Valid until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
     Country of organization: ___________________________________

Subject of the Resolution	Vote[a]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Company's Compensation Policy for Office Holders (section 267A (b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[b]?

	For	Against	Abstain	Yes[c]	No
Item 1 on the agenda- Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting, and to authorize the Board of Directors to approve, after approval by the Audit Committee, the remuneration of the Company's auditor, in accordance with the scope and nature of their services.

				Irrelevant	Irrelevant
Item 2 on the agenda- Discussion of the auditor’s remuneration for the year ended December 31, 2021, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2021.

This item is not subject to the Regulations Procedure.
	Irrelevant			Irrelevant	Irrelevant
Item 3 on the agenda- Discussion of the Company’s audited financial statements for the year ended December 31, 2021 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.
	Irrelevant			Irrelevant	Irrelevant
Item 4 on the agenda- a. Election and appointment of Mr. Gideon Kadusi as a director on the Company’s Board of Directors until the close of the next annual general meeting.				Irrelevant	Irrelevant
Item 4 on the agenda- b. Election and appointment of Mr. Shlomo Rodav as a director on the Company’s Board of Directors until the close of the next annual general meeting.				Irrelevant	Irrelevant
~~Item 4 on the agenda- c. Election and appointment of Mr. Yehuda Saban as a director on the Company’s Board of Directors until the close of the next annual general meeting.~~				~~Irrelevant~~	~~Irrelevant~~
Item 4 on the agenda- ~~d~~c. Election and appointment of Ms. Anat Cohen-Specht as a director on the Company’s Board of Directors until the close of the next annual general meeting.				Irrelevant	Irrelevant
Item 4 on the agenda- ~~e~~d. Election and appointment of Mr. Doron Steiger as a director on the Company’s Board of Directors until the close of the next annual general meeting.				Irrelevant	Irrelevant
~~Item 4 on the agenda- f.Election and appointment of Mr. Ori Yaron as a director on the Company’s Board of Directors until the close of the next annual general meeting.~~				~~Irrelevant~~	~~Irrelevant~~
Item 4 on the agenda- ~~g~~e. Election and appointment of Mr. Shlomo Zohar as a director on the Company’s Board of Directors until the close of the next annual general meeting.				Irrelevant	Irrelevant
Item 5 on the agenda- Approval of the compensation terms of Mr. Shlomo Rodav and Mr. Doron Steiger as directors, including the grant of an Indemnification and Release Letter.
Item 6 on the agenda-
Approval of  the terms of office and employment of the CEO of the Company, Mr. Avi Gabbay including the grant of an Indemnification and Release Letter, but excluding the annual cash bonus and equity incentive.

a If an X is not marked in either column, or if an X is marked in the "Yes" column and the shareholder does not provide details regarding the nature of the "Personal Interest" or the "Controlling Party" Interest (as the case may be), or an X is marked in both columns, the vote shall be  disqualified.
b Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table. “Personal Interest” is defined in Section 1 of the Israeli Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.
c If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

Regarding the resolutions on items 5 and 6 why do I have a “Personal Interest” in the resolutions, why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?

* * *

Deeds of Vote submitted by shareholders who hold their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.
Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)d:

☐	Yes. I approve the declaration below.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”); or (ii) any other license granted to Partner, directly or indirectlye.

☐
No. I do not approve the declaration above. I hold, together with others, ________ Ordinary Shares of Partner and my holdings require the consent of the Israeli Minister of Communications as stated above.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Vote.

Signature Name (Print): ___________ Title: __________________ Date: __________________

d In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.
e Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

COMPLEMENTARY DEED OF AUTHORIZATION

To:          Partner Communications Company Ltd. (the “Company”)

Attn:          Sarit Hecht, Adv., Company Secretary
Re:       Annual General Meeting of Shareholders to be held on
        Thursday, July 28, 2022 (the “Meeting”)

I, the undersigned1, _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment thereof, inter-alia, with respect to any adjournment of discussion or resolution of any of the issues detailed on the Meeting agenda, until I shall otherwise notify you.

I declare and detail in the designated space below, in connection with the resolutions in items 5-6 whether I have a “Personal Interest” in the resolutions, or whether I am a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”:4

[1]	Name of shareholder.

[2]
A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number of shares held by him.

[3]	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country in which the passport was issued.

[4]
Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table (on page 5). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.

Subject of the Resolution	Vote[5]
In respect of a transaction’s approval pursuant to sections 255, 267A and 272 to 275 (the majority required for which is not an ordinary majority), of the Israeli Companies Law) or in respect of an amendment to the Company's Compensation Policy for Office Holders (section 267A (b) of the Israeli Companies Law) - do you have a “Personal Interest” in the resolution, are you a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”[6]?

	For	Against	Abstain	Yes[7]	No
Item 1 on the agenda- Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting, and to authorize the Board of Directors to approve, after approval by the Audit Committee, the remuneration of the Company's auditor, in accordance with the scope and nature of their services.

				Irrelevant	Irrelevant
Item 2 on the agenda- Discussion of the auditor’s remuneration for the year ended December 31, 2021, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2021.

This item is not subject to the Regulations Procedure.
	Irrelevant			Irrelevant	Irrelevant
Item 3 on the agenda- Discussion of the Company’s audited financial statements for the year ended December 31, 2021 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.
	Irrelevant			Irrelevant	Irrelevant
Item 4 on the agenda- a. Election and appointment of Mr. Gideon Kadusi as a director on the Company’s Board of Directors until the close of the next annual general meeting.				Irrelevant	Irrelevant
Item 4 on the agenda- b. Election and appointment of Mr. Shlomo Rodav as a director on the Company’s Board of Directors until the close of the next annual general meeting.				Irrelevant	Irrelevant
~~Item 4 on the agenda- c. Election and appointment of Mr. Yehuda Saban as a director on the Company’s Board of Directors until the close of the next annual general meeting.~~				~~Irrelevant~~	~~Irrelevant~~
Item 4 on the agenda- ~~d~~c. Election and appointment of Ms. Anat Cohen-Specht as a director on the Company’s Board of Directors until the close of the next annual general meeting.				Irrelevant	Irrelevant
Item 4 on the agenda- ~~e~~d. Election and appointment of Mr. Doron Steiger as a director on the Company’s Board of Directors until the close of the next annual general meeting.				Irrelevant	Irrelevant
~~Item 4 on the agenda-   f. Election and appointment of Mr. Ori Yaron as a director on the Company’s Board of Directors until the close of the next annual general meeting.~~				~~Irrelevant~~	~~Irrelevant~~
Item 4 on the agenda- ~~g~~e. Election and appointment of Mr. Shlomo Zohar as a director on the Company’s Board of Directors until the close of the next annual general meeting.				Irrelevant	Irrelevant
Item 5 on the agenda- Approval of the compensation terms of Mr. Shlomo Rodav and Mr. Doron Steiger as directors, including the grant of an Indemnification and Release Letter.
Item 6 on the agenda-
Approval of  the terms of office and employment of the CEO of the Company, Mr. Avi Gabbay including the grant of an Indemnification and Release Letter, but excluding the annual cash bonus and equity incentive.

5 If an X is not marked in either column, or if an X is marked in the "Yes" column and the shareholder does not provide details regarding the nature of the "Personal Interest" or the "Controlling Party" Interest (as the case may be), or an X is marked in both columns, the vote shall be  disqualified.
6 Kindly provide details regarding the nature of your “Personal Interest” in the resolution, why do you constitute a “Controlling Party” in the Company, you are a “Senior Office Holder” or an “Institutional Investor” (as the case may be), at the designated space below the table. “Personal Interest” is defined in Section 1 of the Israeli Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), as amended, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company. For approval of the resolutions regarding the detailed items, any shareholders holding 25% or more of the voting rights in a company will be deemed a “Controlling Party”. Two or more persons holding voting rights in a company whereas each of them has a personal interest in approving a certain transaction would be deemed “holding together”. According to section 37 (d) of the Securities Law, a “Senior Office Holder” is, generally, a general manager, chief executive officer, deputy managing director, deputy director general, all  fulfilling such a role in the company even if his title is different, a director, or manager directly subordinated to the general manager; as well as chairman of the board, an alternate director, an individual appointed under section 236 of the Israeli Companies Law on behalf of the corporation who is a director, controller, an internal auditor, independent authorized signatory, and anyone fulfilling such a role, even if his job title is different, and a Senior Office Holder of a corporation controlled by the corporation, which has a significant impact on the corporation and any individual employed by a corporation in another position, holding  five percent or more of the nominal value of the issued share capital or voting rights. “Institutional Investor” - shall have the meaning defined in section 1 of the Supervisory Regulations Control of Financial Services (Provident Funds) (Participation of a Managing Company at a General Meeting), 2009, and a managing company of a Joint Investment Trust Fund as defined in the Joint Investment Trust Law, 1994.
7 If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the “Personal Interest” or the “Controlling Party” Interest (as the case may be), or an X is marked in both columns, the vote shall be disqualified.

2

In connection with the resolutions in items 5-6 why do I have a “Personal Interest” in the resolution, or why do I constitute a “Controlling Party” in the Company, a “Senior Office Holder” or an “Institutional Investor”?

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote shall be disqualified)8:

☐	Yes. I approve the declaration below.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)9; or (ii)  any other license granted, directly or indirectly, to Partner10.

☐
No. I do not approve the declaration above. I hold, together with others, ________ Ordinary Shares of Partner and my holdings REQUIRE the consent of the Israeli Minister of Communications as stated above.

Date: _____________	________________________ Signature Name (print):_______________ Title: _____________________

[8]
In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

[9]	A translation of sections 21-24 of the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Authorization.

[10]
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO & Chief Financial Officer

Dated: July 14, 2022